FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2007

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibits:

Exhibits

1.	The 2007 Interim Report which was despatched to shareholders on 31 August 2007.

2.	The letter to shareholders in relation to shareholders’ choice of language and means of receipt of CLP Holdings’ corporate communications which was despatched to shareholders on 31 August 2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED
By:	/ s / April Chan
Name:	April Chan
Title:	Company Secretary

Date: 5 September 2007

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Exhibit 1

CLP’s vision is to be a leading investor-operator in the Asia-Pacific electric power sector.

HIGHLIGHTS

•  Electricity sales in Hong Kong grew 1.6% to 13,509 GWh; total sales (which include sales to the Chinese mainland) rose 2.7% to 15,829 GWh.

•  Consolidated revenue rose 14.3% to HK$24,672 million; revenue from our electricity business in Hong Kong recorded a 2.2% growth to HK$14,307 million.

•  Earnings from our electricity business in Hong Kong increased by 5.1% to HK$3,756 million.

•  Earnings from other activities grew by 54.5% to HK$2,591 million, including a one-off gain of HK$1,030 million from the transfer of our interest in Ho-Ping to OneEnergy.

•  Total earnings up 23.2% to HK$6,130 million.

•  Second interim dividend of HK$0.52 per share.

CONTENTS

Financial Highlights	1	Condensed Consolidated Cash Flow Statement	36

Chairman’s Statement	3	Notes to the Condensed Consolidated Interim Financial Statements	37

Business Overview	7	Scheme of Control Statement	50

Operational Performance	13	Independent Review Report	51

Financial Performance	23	Corporate Governance	52

Condensed Consolidated Income Statement	32	Information for our Investors	63

Condensed Consolidated Balance Sheet	33

Condensed Consolidated Statement of Changes in Equity	35

Financial Highlights

	6 months ended 30 June		Increase
	2007	2006	%
Per share (in HK$)
Earnings per share	2.55	2.07	23.2

Dividends per share
First interim	0.52	0.50
Second interim	0.52	0.50
Total interim dividends	1.04	1.00	4.0
For the period (in HK$ million)
Revenue
Electricity business in Hong Kong (HK)	14,307	13,993	2.2
Energy business outside HK	10,262	7,522	36.4
Others	103	69
Total	24,672	21,584	14.3

Earnings
Electricity business in HK	3,756	3,573	5.1
Other investments/activities
Electricity sales to Chinese mainland from HK	61	55
Generating facilities in Chinese mainland serving HK1	399	347
Other power projects in Chinese mainland	57	152
Energy business in Australia	599	260
Electricity business in India	175	374
Power projects in Southeast Asia and Taiwan	266	165
Other businesses	4	33
Other income	1,030	291
	2,591	1,677	54.5
Unallocated net finance costs	(54)	(122)
Unallocated Group expenses	(163)	(153)
Total earnings	6,130	4,975	23.2

Interest cover[2] (times)	9	8
	30 June 2007	31 December 2006	Increase/ (Decrease) %
As at balance sheet date (in HK$ million)
Total assets, including leased assets	137,247	131,091	4.7
Total borrowings	29,934	30,278	(1.1)
Obligations under finance leases	22,060	22,810	(3.3)
Shareholders’ funds	60,492	55,838	8.3
Total debt to total capital[3] (%)	33.1	35.1

Notes:

1	This represents earnings contribution from our investments in Guangdong Nuclear Power Joint Venture Company, Limited and Hong Kong Pumped Storage Development Company, Limited, whose generating facilities serve Hong Kong.
2	Interest cover = Profit before income tax and interest/(interest charges + capitalised interest).
3	Total debt to total capital = Debt/(shareholders’ funds + debt + minority interests). Total debt excludes obligations under finance leases.

Chairman’s Statement

Dear Shareholders,

I am pleased to present our Interim Report for the six months to 30 June 2007.

Financial Results for the Six-Month Period

The CLP Group’s total earnings for the six months ended 30 June 2007 increased by 23.2% to HK$6,130 million, as compared with the corresponding period in 2006.

All our investments in the energy sector, whether from our electricity business in Hong Kong or our interests in the Chinese mainland, Australia, India and elsewhere in the Asia-Pacific region contributed to the Group’s earnings during the first half of the year. Whilst earnings from our investments in the Mainland and India fell slightly, there was an increase in the contribution made by the Hong Kong electricity business, which continues to provide the major share of the Group’s earnings, and from our TRUenergy gas and electricity businesses in Australia. Further details of the financial and operational performance of the Group, and of the principal business streams within the Group, are set out later in this Interim Report.

CLP and Our Shareholders

We pay particular regard to the views expressed by our shareholders on the conduct of CLP’s affairs. For example, the CLP Shareholders’ Visit Programme, which has been running since 2003 has seen over 8,000 shareholders visiting our facilities in Hong Kong and exchanging views with Directors and representatives of senior management.

Our Annual General Meeting (AGM) has always been a most important date in CLP’s calendar. As Chairman, I regard my attendance at the AGM not as a duty, but as a valuable opportunity to meet our shareholders, listen to their opinions and reinforce their confidence in the manner in which, I, my fellow Directors and Management are discharging our responsibilities towards them.

Nearly 700 shareholders attended this year’s AGM – the highest attendance we have ever had, and amongst the highest attendance by shareholders at the General Meeting of any Hong Kong listed company. During the questions and answers session at the AGM, shareholders raised three questions  –  relating to CLP’s environmental performance, our customer service and the performance of our investment in Australia. In my statement for this year’s Interim Report, I wish to discuss each of these issues further, as they are amongst the issues to which the Board gives particular attention.

Environment

We are determined to manage responsibly the environmental dimension of our business. In this regard, we are continuing to make significant progress on three fronts.

First, we are playing a full part in the collective effort that is required to improve air quality in Hong Kong. Our track record in reducing the emissions from our power stations has been excellent – total emissions last year were actually lower than those in 1990, despite an increase in electricity demand of over 80%. Nonetheless, Hong Kong’s overall air quality has deteriorated over that period. In significant measure, this is due to emissions generated in Guangdong. However, since we share a common airshed in the Pearl River Delta, the Hong Kong Government must play a leading role in promoting the regional action that will be necessary for this problem to be tackled successfully over the medium to longer term – and CLP must support Government’s efforts. In addition to the ongoing operational measures we take to reduce emissions from our power generating activities in Hong Kong, such as the increased use of ultra-low sulphur coal at Castle Peak Power Station, we have two important initiatives in hand which will lead to further improvements in our environmental performance, namely,

•

our project to construct a liquefied natural gas (LNG) receiving terminal in Hong Kong and secure long-term LNG supplies such that, by early next decade we are able to replace the depleting gas resources in the South China Sea that are currently supplying Black Point Power Station; and

•

the retrofit of additional emissions reduction facilities at Castle Peak Power Station, notably the installation of flue gas desulphurisation (FGD). On completion of this project, we expect to see significant reductions in the emissions of NOx and SO2 from Castle Peak.

Compared to air quality issues in Hong Kong, climate change is an issue which needs to be addressed on a Group-wide basis. Through our existing climate change framework, we are already ensuring that the greenhouse gas emissions associated with any particular project or investment are carefully evaluated in any pre-investment decision. We need to go further and to revisit and reinforce our climate strategy to ensure that it remains the best answer we can give to the dilemma of responding to the growing demand from the people of our region for accessible and affordable electricity, whilst meeting that demand in a sustainable way. I expect that one of the central elements of our strategy will be a commitment to large-scale reductions in the carbon intensity of our electricity generation portfolio between now and the middle of this century. Whilst it is urgent that governments, energy companies and consumers start now to address the threat of serious climate change, the solutions will require a large-scale collective effort and take many years, indeed decades, to be effectively implemented.

The continued development of renewable energy projects is the third of the major environmental components of our business and will also form part of our climate change strategy going forward. Shareholders will be familiar with the commitment we made in 2004 to aim for a target of 5% of the Group’s generating capacity being derived from renewable sources by 2010. At the time this commitment was made, our renewable energy capacity of 53 equity megawatts represented only about 0.5% of our generating portfolio. We have made excellent progress towards this target. By way of example, in July we entered into an agreement to take a 100% interest in a 100.8MW wind farm at Samana in Gujarat, India – the largest wind project, in equity megawatt terms, that the Group has yet procured. The percentage of renewable energy within our portfolio now stands at 4.4%, corresponding to 440 equity megawatts. I am confident that we will meet our 5% target well in advance of 2010. If so, I expect that we will set new challenges for ourselves in terms of further renewable energy development.

Customer Service

Achieving and maintaining high levels of customer service is essential to the success of our energy businesses in Australia and Hong Kong.

In Australia, TRUenergy is operating in an extremely competitive retail environment, with a customer churn rate (i.e. the percentage of customers in the market who change their energy supplier within a given year) in Victoria currently at a level of 29% - one of the highest in any energy market in the world. In such a market, TRUenergy’s ability to compete effectively depends not only on tariff levels, but also on the quality of service we offer to our customers. With its continued focus on Customer First, including a business commitment to revert to any customer within 24 hours, TRUenergy has been successful in maintaining its leadership position as measured by the low level of official complaints to the Ombudsman, while improving service levels, particularly in South Australia.

In Hong Kong, the position is different, insofar as over the course of the past century, CLP has become the sole electricity retailer to the people and businesses of Kowloon and the New Territories, representing over 80% of Hong Kong’s total population. In such circumstances, the drive for excellence in customer service comes not from the external discipline of market forces, but from the self-discipline that arises from recognition of our duty to provide our community with an electricity supply which is world-class in all respects, be it in terms of tariff levels, reliability, environmental performance or customer service.

During the past months, we have continued to improve our customer service, such as through revamping the CLP website, setting up a customer service centre at Po Lam MTR Station, which is the first one along the MTR network, as well as opening the first Business Centre for our small and medium-sized enterprise customers. Our efforts in this regard have been recognised, both by our customers and by industry peers, such as through the Regional Contact Centre Association Annual Awards and the Hong Kong Association for Customer Service Excellence Awards.

As the negotiations on the new electricity regulatory framework, to replace the existing Scheme of Control (SoC) on its expiry in September 2008, move forward during the remainder of the year, continued excellence in customer service remains one of the clearest indicators of the merits of the existing SoC and how a fair, stable and durable regulatory regime safeguards not only the interests of CLP shareholders, but those of the customers we serve.

Australia

Some of our shareholders have expressed concern about the performance of our energy business in Australia and, indeed, this was the focus of one of the questions raised at the AGM. In response to that question, our Chief Executive Officer, Andrew Brandler, explained the steps being taken by Management to improve the financial performance of this business, including swapping Torrens Island Power Station with AGL’s Hallett Power Station, in order to balance the generating portfolio more closely with our retail load, and outsourcing our information technology support in order to reduce operating cost. These and other measures have contributed to an improved earnings contribution from TRUenergy in the six months to 30 June 2007, compared with the corresponding period last year.

Our efforts in this regard will continue. The Australian energy industry is entering a phase of consolidation – a process which we think is positive for the market and, in turn, positive for TRUenergy. As this process unfolds, we shall be alert to the opportunities to exploit the qualities and strengths of TRUenergy within that market, whilst maintaining a strong focus on sustainability and the development of renewable energy sources.

During the opening months of 2007, CLP’s management and staff have responded well to the challenges and opportunities present in the evolving and dynamic Asian power sector. I look forward to reporting to you at the end of the year on the ongoing success of these efforts and the completion of another year in which the Board, management and staff have discharged our duty of delivering value to our shareholders.

/ s / The Hon. Sir Michael Kadoorie

The Hon. Sir Michael Kadoorie

Hong Kong, 16 August 2007

  Business Overview

CLP follows a clear, consistent and focused strategy to realise our vision of being a leading investor-operator in the Asia-Pacific electricity power sector. We aim continuously to develop a portfolio of electricity businesses in Hong Kong, Australia, the Chinese mainland, India and elsewhere in the Asia-Pacific region. An outline of our investments as at 30 June 2007 is set out below:

  Hong Kong

Investments	Equity Interest	Description
CLP Power Hong Kong Limited (CLP Power Hong Kong)(1)	100%

CLP Power Hong Kong owns and operates the transmission and distribution system, covering a supply area of approximately 1,000 sq. km and which includes:

•       554 km of 400kV lines

•       1,299 km of 132kV lines

•        120 km of 33kV lines

•       11,078 km of 11kV lines

•       55,808 MVA transformers

•        204 primary substations in operation

•       12,697 secondary substations in operation

Castle Peak Power Company Limited (CAPCO)(1), 6,908 megawatts (MW) of installed generating capacity	40%

CAPCO owns and CLP Power Hong Kong operates:

Black Point Power Station (2,500MW)

•       One of the world’s largest gas-fired power stations (with distillate as back-up) comprising eight combined-cycle turbines of 312.5MW each

Castle Peak Power Station (4,108MW)

•        Comprising four coal-fired units of 350MW each and another four units of 677MW each

•        Two of the 677MW units are capable of burning gas as backup fuel. All units can burn oil as a backup fuel

Penny’s Bay Power Station (300MW)

•        Three diesel oil-fired units of 100MW each

Note (1):

CLP Power Hong Kong purchases its power from CAPCO and Guangdong Daya Bay Nuclear Power Station. These sources of power, together with CLP’s right to use 50% of the capacity of Phase 1 of the Guangzhou Pumped Storage Power Station, amount to a total installed capacity of 8,888MW.

  Southeast Asia and Taiwan

Investments Gross/Equity MW	Equity Interest	Description
OneEnergy Limited (OneEnergy) 8,342/728MW(2)	50%

A 50:50 strategic joint venture with Mitsubishi Corporation of Japan, which currently owns:

(a) a 22.4% interest in Electricity Generating Public Company Limited (EGCO) in Thailand. EGCO owns:

•     REGCO and KEGCO gas-fired combined-cycle power stations in Thailand (2,056MW) which it also operates

•     a 50% interest in the operating 1,434MW BLCP coal-fired project in Thailand

•     a 50% interest in the 1,468MW Kaeng Khoi 2 combined-cycle gas turbine project in Thailand, 734MW in operation and 734MW under construction

•     a 25% interest in the 1,070MW Nam Theun 2 hydro project in Laos, under construction

•     369MW out of a total of 994MW in a portfolio of small power projects operating in Thailand and the Philippines

(b) a 40% interest in Ho-Ping Power Company (HPC) in Taiwan. HPC owns the 1,320MW coal-fired Ho-Ping power station located on the north-eastern coast of Taiwan. Operation started in 2002 and is by a separate joint venture, with the same shareholdings as HPC, but with CLP management leadership

Note (2):

The 728 equity MW attributed to CLP, through its 50% equity interest in OneEnergy, takes into account that OneEnergy indirectly holds varying equity interests in the generating assets included in the 8,342 gross MW.

  Australia

Investments Gross/Equity MW	Equity Interest	Description
TRUenergy 4,126/4,126MW	100%

TRUenergy is an integrated generation and retail electricity and gas business in Victoria, South Australia, New South Wales, Queensland, Tasmania and the Australian Capital Territory, comprising:

•    1,480MW coal-fired Yallourn Power Station and brown coal mine in Victoria

•    1,280MW gas-fired Torrens Island Power Station (TIPS) in South Australia (in July 2007, TIPS was swapped with Hallett Power Station, a 180MW gas-fired plant in South Australia)

•     Ecogen long-term hedge agreement that allows TRUenergy to purchase up to 966MW gas-fired capacity

•    400MW gas-fired Tallawarra project in New South Wales, currently under construction

•    12 Petajoule Iona Gas Storage facility in Victoria

•    Various long-term gas supply contracts

•     a 33.33% interest in the SEAGas pipeline between Victoria and South Australia

•    1.2 million business and residential electricity and gas customer accounts, predominantly in Victoria and South Australia

Investments Gross/Equity MW	Equity Interest	Description
Roaring 40s Renewable Energy Pty Ltd (Roaring 40s) 552/184MW(3)	50%

Roaring 40s is a 50:50 joint venture partnership with Hydro Tasmania and owns:

•       100% of the 65MW Woolnorth Bluff Point wind farm in  Tasmania

•       100% of the 75MW Woolnorth Studland Bay wind farm  project in Tasmania

•       a 50% interest in the 66MW Cathedral Rocks wind farm in  South Australia

•       a 49% interest in the 49MW Datang Shuangliao wind farm  project in Jilin Province ( ), China

•       a 49% interest in the 49MW Guohua Rongcheng wind farm  project in Shandong Province ( ), China

•       a 49% interest in three 50MW Guohua wind farm projects in  Hekou ( ) and Lijin ( ) of Dongying City

 ( ), and Zhanhua ( ) of Binzhou City ( )  in Shandong Province, China

•       a 49% interest in the 50MW Datang Datong wind farm  project in Jilin Province, China

•       100% of the 50MW Khandke wind farm in Maharashtra,  India

Note (3):	The 184 equity MW attributed to CLP, through its 50% equity interest in Roaring 40s, takes into account varying equity interests held by Roaring 40s in the generating assets included in the 552 gross MW.

India

Investments Gross/Equity MW	Equity Interest	Description
Gujarat Paguthan Energy Corporation Private Limited (GPEC) 655/655MW	100%	GPEC owns and operates a 655MW gas-fired combined-cycle power station in Gujarat, India.

  Chinese Mainland

Investments Gross/Equity MW	Equity Interest	Description
Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) 1,968/492MW	25%

GNPJVC constructed and operates Guangdong Daya Bay Nuclear Power Station (GNPS) at Daya Bay ( ). GNPS is equipped with two 984MW Pressurised Water Reactors for which the majority of the equipment was imported from France and the United Kingdom. 70% of electricity generated is supplied to Hong Kong, with the remaining 30% sold to Guangdong Province ( )

Hong Kong Pumped Storage Development Company, Limited (PSDC) 1,200/600MW	49%	PSDC has the right to use half of the 1,200MW pumped storage capacity of Phase 1 of the Guangzhou Pumped Storage Power Station until 2034
CLP Guohua Power Company Limited (CLP Guohua) 2,100/703MW(4)	49%

CLP Guohua holds interests in three coal-fired power stations:

•       100% in Beijing Yire Power Station in Beijing ( ) (400MW)

•       65% in Panshan Power Station in Tianjin ( ) (1,000MW)

•       55% in Sanhe Power Station in Hebei Province ( ) (700MW)

CLP Guohua Shenmu Power Company Limited (Shenmu) 200/98MW	49%	Shenmu Power Station, in Shaanxi Province ( ), which has two 100MW coal-fired units
Guizhou CLP Power Company Limited (Guizhou CLP Power) 600/420MW	70%	Guizhou CLP Power owns and operates two 300MW coal-fired generating units in Anshun ( ) which supply the Guizhou ( ) power grid and, indirectly, Guangdong Province
Shandong Zhonghua Power Company, Ltd. (SZPC) 3,000/882MW	29.4%	SZPC owns four coal-fired power stations, Shiheng I and II (totalling 1,200MW), Liaocheng (1,200MW) and Heze II (600MW), in Shandong Province
CLP Guangxi Fangchenggang Power Company Limited (Fangchenggang) 1,200/840MW	70%	Construction of a new power station with two 600MW coal-fired units at Fangchenggang ( ), Guangxi ( ) is in progress. The first unit is scheduled for commissioning by the third quarter of 2007

Investments Gross/Equity MW	Equity Interest	Description
Huaiji Hydropower Stations (Huaiji) 99/84MW	84.9%	Eight small hydro power stations in Huaiji County ( ), Guangdong Province are in operation, with one under construction, amounting to a total of 99MW
HNEEP-CLP Changdao Wind Power Co., Ltd. (Changdao Wind Power) 27/12MW	45%	Changdao wind farm, with a generating capacity of 27MW, is connected to the Shandong provincial grid to serve Yantai City ( )
HNNE-CLP Weihai Wind Power Company Limited (Weihai Wind Power) 69/31MW	45%

Weihai wind farm is located in Shandong Province and has a capacity of 20MW for Phase I and 49MW for Phase II respectively. Phase I achieved commercial operation on 1 April 2007 and Phase II is scheduled for commissioning by end of 2007. The power will serve local electricity needs

Huaneng Shantou Wind Power Company Limited (Nanao II Wind Power) 45/11MW	25%	Nanao II wind power project of 45MW is located on Nanao Island off Shantou ( ), Guangdong Province. This wind farm is targeted for commissioning in the last quarter of 2007 and will serve Shantou City
CLP Huanyu (Shandong) Biomass Heat and Power Company Limited (Boxing Biomass) Equivalent of 14/11MW	79%

A biomass combined heat and power project, with 1x75 tons/hour straw-fired boiler + 6MW generator, with 79% held by CLP. It is located in Boxing County ( ), Binzhou City, Shandong Province and is scheduled for commissioning by second quarter 2008

Note (4):

The 703 equity MW attributed to CLP, through its 49% equity interest in CLP Guohua, takes into account that CLP Guohua holds varying equity interests in the generating assets included in the 2,100 gross MW.

Operational Performance

This section describes CLP’s operational performance in Hong Kong, Australia, the Chinese mainland, India and Southeast Asia and Taiwan over the first six months of 2007 and the outlook for these activities.

Electricity Business in Hong Kong

The Hong Kong economy continued to experience strong and broad-based growth in the first half of 2007. During this period, electricity sales to local customers grew by 1.6% to 13,509 GWh compared to the corresponding period last year.

Due to the warmer weather this year, sales increased to all sectors, except the manufacturing sector. In the commercial sector, sales growth was supported by upbeat consumer sentiment and inbound tourism. For the infrastructure and public services sector, the moderate sales growth was largely attributable to increased consumption in the container terminals, new terminal at the Hong Kong International Airport and telecommunication facilities. Sales to the manufacturing sector continued to decline, due to a drop in sales to the paper, electronic and textile trade industries.

A breakdown of the local sales growth by sector during the period is as follows:

	Increase/ (Decrease)	As Percentage of Total Local Sales
Residential	2.7%	23.3%
Commercial	2.2%	41.8%
Infrastructure & Public Services	3.1%	26.2%
Manufacturing	(8.1)%	8.7%

Sales to the Chinese mainland recorded year-on-year growth of 9.7%, as Guangdong continues to have a supply shortfall, mainly attributable to high consumption growth and delays in the construction of generation facilities and transmission networks.

Total unit sales, including both local sales and sales to the Chinese mainland grew by 2.7% to 15,829 GWh over the same period last year.

As a result of CLP’s efforts in improving productivity and keeping operating costs to a minimum, customers are benefiting through an average net tariff that is the lowest in Hong Kong. During 2006, we announced that tariff would be frozen in 2007. We have respected this commitment. There has now been no increase in tariff since 1998.

To enhance supply quality and reliability, as well as to meet the demand created by new towns and infrastructure development projects in our supply area, CLP incurred HK$1.9 billion of capital expenditure in the transmission and distribution networks during the period. Major projects included Castle Peak Cable Tunnel establishment, addition of Black Point third 400/132kV transformer, redevelopment of Junk Bay Road Substation and installation of 400kV tower line arresters. CLP also invested HK$0.5 billion in generation, customer services and other supporting facilities.

CLP has been in active discussions with Government on the post-2008 arrangements for over a year. We have maintained a frank and constructive dialogue with Government based on the views set out in our response to the Government’s second consultation paper, namely that Hong Kong needs a fair, stable and long-term regulatory regime which balances the interests of all stakeholders.

Economic and environmental regulation of the power sector is now consolidated under the new Environment Bureau. We are hopeful that this will facilitate the formulation of coherent policies and regulations for the energy sector, balancing environmental and economic considerations. We remain confident that the outcome of discussions with Government will reflect a shared determination to ensure that Hong Kong continues to enjoy a world-class electricity supply, which is built on the achievements already made under the SoC and will serve the long-term interests of our community.

Following Government’s approval of the Castle Peak ‘B’ emissions reduction project and the issue of an environmental permit by the Environmental Protection Department in 2006, good progress has been made with a number of key milestones achieved in the first half of 2007. This project is one of the strategic environmental initiatives CLP undertakes in support of the 2010 emissions objectives of the HKSAR.

This emissions reduction project comprises a FGD for reducing sulphur dioxide emissions and a Boiler Island/Selective Catalytic Reduction facility for reducing nitrogen oxide emissions. The project has significant permitting/approval requirements with about 100 permits/approvals needed. Some have been obtained and applications for others are underway. Retrofit work is much more challenging than a green-field project as large new facilities have to be fitted into an existing operating plant within a congested site. To support the retrofit work, additional relocation, civil foundation, material handling berth and plant customisation works are required. The project is in the procurement and design phases, together with the mobilisation of labour to enable the commencement on site of the relocation and civil foundation work soon. We also have to ensure reliable electricity supply during the summer months when demand is the highest, limiting the installation to be done on a unit-by-unit basis during the winter months. We are committed to overcoming the technical and operational challenges of this demanding project and to meeting the tight schedule of phased completion starting 2009.

CAPCO received the environmental permit to construct and operate an LNG receiving terminal on South Soko Island in April 2007, following the approval of the over 3,000-page Environmental Impact Assessment (EIA) report by the Director of the Environmental Protection. This marked an important milestone in advancing the LNG receiving terminal project, concluding four years of extensive work including site selection, engineering, environmental assessment, and gas supply discussions. We are proceeding with other crucial aspects of the project including the land acquisition. Negotiations with gas suppliers are making good progress, although rising fuel prices, coupled with growing demand for natural gas worldwide is putting pressure on the availability of gas resources and on gas prices.

CLP aims to offer the most user-friendly services to our two million customers in Hong Kong. Our Customer Interaction Centre and Customer Service Centres (CSCs) remain our most interactive and convenient service channels. Our newly revamped CLP website (www.clpgroup.com) provides round-the-clock online services for customers anywhere and at any time. As well as a selection of services including applications for electricity supply, deposit refund and bill payment, our CLP website also provides online access for customers to receive electricity bills by email and to monitor their accounts’ billing and payment records.

In order to reach out to our customers better, and to provide higher quality customer services via the CSCs, the first CSC along the MTR network with longer operating hours was opened in April at the Po Lam MTR Station. For our small and medium-sized enterprise customers, the first Business Centre located in Sham Shui Po started its operation since June. In this new face-to-face contact channel, customers are able to enjoy one-stop-shop services on supply connection and electricity end-use applications.

Our major plans and activities in the second half of 2007 will include:

•	completion of the SoC negotiations with Government;
•	progress permit applications, award of the remaining major contracts and the deployment of significant contract labour on the Castle Peak ‘B’ emissions reduction project; and
•	further progress on the LNG project, including land acquisition for locating the LNG receiving terminal and concluding preliminary purchasing agreements for delivery of LNG to the terminal.

Energy Business in Australia

The asset swap of TIPS and the Hallett Power Station, announced with AGL Energy Limited in January 2007, was successfully completed in July. The process of integrating the 180MW gas-fired Hallett Power Station within the TRUenergy group is largely complete. Combined with our existing generation, the Hallett Power Station, which is a peaking generator, will enable the TRUenergy portfolio to meet the supply needs of our existing customers.

In April 2007, we announced that TRUenergy had entered into an agreement with IBM Australia for the management and transformation of its information technology services and back-office functions. The agreement with IBM is for 10 years and includes the implementation of new retail systems by IBM that will offer customers improved product offerings and provide TRUenergy greater efficiencies and an enhanced ability to compete in the competitive Australian retail market. Transition activities are progressing well. The knowledge transfer process that will ensure IBM is able to undertake the functions is well underway. Transition is scheduled for completion by the end of the year and the new retail platform is scheduled to be implemented in late 2008.

The impact of the extended drought across Australia has seen some hydro and thermal generation capacity taken off-line, resulting in high wholesale prices both in the spot and forward contract markets. Given its natural long generation capacity position, TRUenergy is selling forward contracts as opportunities arise to capitalise on the high wholesale prices. The outlook for wholesale prices remains high in the medium term, due to a tightening of the supply/demand balance and reservoirs requiring year-on-year above average rainfall to return to full operation.

Climate change remains a major issue within Australia. In July 2007, TRUenergy successfully launched its Climate Change Strategy which included commitments to significantly reduce greenhouse emissions through concerted action with customers and governments. Further details about TRUenergy’s Climate Change Strategy are set out on page 21 of this Report.

TRUenergy’s retail business remains successful, preserving current market share in a competitive environment, particularly in Victoria where annualised customer churn has reached 29%. An envisaged mass market retail entry into Queensland to coincide with the commencement of full retail contestability from 1 July 2007 was held back owing to increased wholesale prices. TRUenergy will be continuing with a limited business customer market entry. Customer profitability will be monitored closely, and changes as appropriate will be made to the approach.

The development of the 400MW combined-cycle gas-fired power station at Tallawarra in New South Wales is proceeding well. As at 30 June 2007, the overall plant was 62% complete and remains scheduled to start operation in late 2008. An application is pending for development consent to add two further generation units at Tallawarra. Planning consent for the rezoning of the surrounding land is progressing well, with the local Council recently approving the Environmental Study.

In the second half of 2007, TRUenergy will continue to focus on:

•	the implementation of the TRUenergy Climate Change Strategy;
•	maintaining existing retail customers in core markets; and
•	maximising the value of assets by improving efficiency and cost savings.

Chinese Mainland

The 2 x 600MW coal-fired Fangchenggang project in Guangxi has progressed well to a tight construction schedule. The project remains within budget and at a substantially lower cost than an equivalent international project. The first unit is largely complete, ahead of schedule, but the final stages of commissioning may be affected as we wait for the 500kV grid connection to be completed by third parties. The second unit is targeted for completion early next year. This project is a significant step for CLP’s China business, since it is the first time we have taken direct responsibility, as the majority shareholder, for engineering, equipment procurement and construction in this market.

The Fangchenggang station will use imported coal and a long term contract has been signed with an Indonesian supplier. The first delivery has been received and unloaded at the marine terminal constructed as part of the project.

We have not yet been able to obtain approval from National Development and Reform Commission (NDRC) for the 3 x 110MW Jiangbian hydro project in Sichuan Province, but we hope to complete the approval process early in the second half of 2007. In the meantime, preparatory works are underway on site, with construction of road diversions and access tunnels to the main areas of construction. This project will produce renewable energy from the natural hydro resources in the mountainous areas of Sichuan, but is particularly challenging because of the extensive rock tunnelling required and the extremely remote location. We have already experienced serious rock and mud slides during intense rainfall.

The upgrade of the FGD facility at Anshun II Power Station has progressed smoothly. Major construction work including high voltage distribution board installation, the civil works for equipment foundation, electrical and control panels installation, maintenance and refurbishment of equipment and construction of the new scrubber have been completed. We target to commission the project by the fourth quarter of 2007.

The CLP Guohua joint venture has been successful in acquiring an additional 15% equity interest, valued at RMB480 million, in the Panshan Power Station. The sale and purchase agreement for the transaction was signed in June 2007. Following the acquisition, CLP Guohua now owns 65% of the Panshan Power Station. As the next step of the expansion of the CLP Guohua joint venture, we are working closely with the joint venture partner in a transaction which, if successfully implemented, will considerably increase CLP’s equity megawatts in the joint venture, despite some reduction below our current 49% shareholding level.

GNPS, in which CLP holds a 25% stake, operated at a high capacity factor during the first half of the year, except for the period during which Unit 2 was shut down for a planned refueling outage. Unit 2 set a new record of 509 days of continuous operation prior to the outage. The station was awarded first places in Industrial Safety, Radiation Protection and Housekeeping in the 2006 Safety Challenge Competition, which included all the nuclear power stations in France, sister plants to GNPS.

In the second half of 2007, the focus of our activities in the Chinese mainland will be to:

•	extract greater value from existing assets by pushing for higher tariffs, sourcing alternative coal supplies and reducing operating and maintenance costs;
•	manage the Fangchenggang project on budget and on schedule;
•	secure NDRC approval for the Jiangbian hydro project and make progress in the pursuit of other renewable energy opportunities;
•	work on the expansion of the CLP Guohua joint venture; and
•	promote environmental improvement at power stations.

India

In India, GPEC has continued to operate at high levels of reliability and availability. There have been no new disputes on billing with the off-taker, Gujarat Urja Vikas Nigam Limited (GUVNL), and payments have been made on time and in full so far this year. However, as mentioned in our 2006 Annual Report, an order was passed by the Gujarat Electricity Regulatory Commission (GERC) in August 2006 raising the possibility that incentives payable to GPEC could be paid on the basis of actual dispatch of electricity, rather than station availability, as provided for in the Power Purchase Agreement (PPA). The matter is still under discussion with both GUVNL and GERC. Petition has been filed by GPEC with the GERC seeking to restore the commercial entitlements of GPEC under the PPA.

Due to early depletion of the Lakshmi field, from which most gas for GPEC is sourced, securing long term gas supply remains a focus for CLP India. To mitigate the shortage of gas supply, CLP India is actively pursuing long term gas supply arrangements with major gas suppliers and has arranged spot purchases of gas, after having obtained the requisite approvals from the off-taker.

Paguthan, where GPEC is located, experienced unprecedented heavy rainfall of approximately 28 inches between the night of 30 June and the early morning of 2 July 2007. The station site at Paguthan and the neighbouring villages were flooded. GPEC was temporarily shut down for four days pursuant to instructions from the State Load Despatch Centre because of a drop in electricity demand during that period, and was restarted on 5 July 2007. We have provided emergency relief to our staff and their families, as well as neighbouring villages.

The outlook of CLP India continues to be strong, focussing on:

•	bidding for selected projects in generation (covering coal, gas and hydro), transmission and distribution;
•	securing reliable gas supplies for phase II expansion of GPEC;
•	completion of construction of a 100.8MW GPEC Samana Wind Project on schedule; and
•	building a “Renewables” Portfolio with emphasis on investments in cogeneration plants, biomass based projects, land filled gas projects and wind energy projects.

Southeast Asia and Taiwan

In March, we completed the injection of our 40% interest in the Ho-Ping project into OneEnergy, our exclusive joint venture with Mitsubishi Corporation for Southeast Asia and Taiwan. We are currently discussing with Mitsubishi Corporation on the way forward regarding the potential injection of Mitsubishi Corporation’s 21% in the Ilijan project, following the completion of Mirant Corporation’s sale of its Philippine assets.

Both units of the 1,434MW coal-fired BLCP project in Thailand were completed ahead of schedule and within budget, and are now operating under the terms of the PPA with Electricity Generating Authority of Thailand. Operational performance so far has been excellent, with high levels of reliability and availability. We recognise that this is the early period of operation. Issues may still emerge which require to be resolved before we can be sure of long term stable production.

Unit 1 at Ho-Ping Power Station was restored to full output following the replacement of turbine blades that were damaged in an incident in 2005. The rebuild of the first of the Ho-Ping coal domes has started, using a design that is much stronger than the original model that failed during an intense typhoon. The rebuild of the other two domes will follow.

The major focus of OneEnergy’s regional activities in the second half of 2007 will be on:

•	further greenfield expansion efforts in Southeast Asia through OneEnergy, in particular with respect to upcoming solicitations for new generation capacity in Taiwan and Thailand; and
•	evaluation of the potential opportunity to participate in upcoming privatisation bids for Singapore’s generation companies.

Renewable Energy

We continued to make progress towards the Group target of increasing the capacity of renewable energy in our power generation portfolio to 5% by 2010. The 5% target is over and above our large hydro developments at Jiangbian (Sichuan Province, China) and Nam Theun 2 (Laos), which are also renewable. To date, our renewable energy generation capacity has increased to more than 440MW on equity basis, which is equivalent to approximately 4.4% of our total equity based generation capacity. Our renewables portfolio comprises interests in 14 wind farms, 11 small hydropower stations in the Chinese mainland province of Guangdong, and one biomass plant, of which several are currently under construction. The majority of these are greenfield projects, contributing directly to the expansion of total renewable generating capacity in the region.

The 27MW Changdao wind farm in Shandong, in which CLP has a 45% interest, received the China Electric Power Industry’s Best Quality Engineering Award 2007. A total of 35 power projects received this award in 2007 and only two of which were wind power projects.

The 20MW wind farm (Phase I) at Weihai, Shandong, achieved commercial operation on 1 April 2007. The Phase II project with 49MW at Weihai has finalised its turbine supply contract and started construction of turbine footings in July, aiming at commissioning by end of 2007. The feasibility study for developing Phase III of 50MW at Weihai has also started. Erection and commissioning of turbines is in good progress, with 47 out of 53 turbines installed, at the 45MW wind farm on Nanao Island, Guangdong.

In Huaiji, the construction work of the main dam and penstock tunnel on the 16MW Xinwan hydropower project was completed and installation of water turbines has started. We are also pursuing acquisition opportunities for small hydropower stations in Guangdong. In mid July, we completed a transaction for two small hydropower stations of 6.2MW in Huaiji County.

The engineering, procurement and construction contract for the 14MW combined heat and power biomass project in Boxing, in which CLP owns 79%, has been executed. Construction work has started in July, with a view to commissioning in second quarter of 2008. We are also working on the feasibility studies for developing several other biomass projects in Shandong.

In Hong Kong, CLP completed the EIA of the wind turbine pilot demonstration in Hei Ling Chau, and received the environmental permit in early 2007. We continue with the feasibility study of an offshore wind farm in the eastern waters of Hong Kong in collaboration with a U.K. wind farm developer, Wind Prospect. The study is expected to be completed by 2008-9.

Our Roaring 40s joint venture has completed the commissioning of the 75MW wind farm at Woolnorth Studland Bay in Tasmania and the 49MW Datang Shuangliao wind farm in Jilin. Further to the registration of our wind farm at Nanao as a Clean Development Mechanism project (under the Kyoto Protocol) in August 2006, our Shuangliao wind farm also achieved the same status in April 2007. Erection of wind turbines in the 49MW Guohua Rongcheng wind farm in Shandong has been completed and commissioning tests started in July.

As an extension to its existing cooperation, Roaring 40s signed a joint venture agreement with Datang Jilin for the development of the 50MW Datong wind farm in Jilin. Construction work on the access road in Datong project has already started. In addition to the Rongcheng project, Roaring 40s signed an agreement with Guohua Energy in March to jointly develop three 50MW wind farms in Shandong. In India, the construction of the 50MW Khandke wind farm is making good progress. The first batch of 12 wind turbine units of 9.6MW in total of the Khandke wind farm was commissioned in June, with a view to full commissioning of a total of 50MW by the end of 2007.

In July 2007 CLP entered into an agreement with a major wind turbine manufacturer, Enercon (India) Limited to develop a greenfield 100.8MW wind farm at Samana in India’s north-western state of Gujarat. Construction of the new wind project, which will cost more than US$125 million, is planned to commence in November 2007 and is expected to be completed by January 2009. CLP has also executed a Warranty, Operations & Maintenance Agreement with Enercon for offering comprehensive operation and maintenance services upon commissioning of the wind turbines. The wind farm will involve the erection of more than 126 wind turbines, each of 800kW capacity.

Human Resources

On 30 June 2007, the Group employed 5,996 staff (2006: 6,251), of whom 3,850 were employed in the Hong Kong electricity and related business, 2,043 by our businesses in Australia, the Chinese mainland, India and Southeast Asia and Taiwan, as well as 103 by CLP Holdings. Total remuneration for the six months ended 30 June 2007 was HK$1,681 million (2006: HK$1,516 million), including retirement benefit costs which amounted to HK$114 million (2006: HK$123 million).

“Caring for People” is one of our core values. We are committed to providing a safe, healthy and fulfilling work environment for our employees. During the first half of 2007, we have launched a number of initiatives to promote work/life balance and a family friendly working environment. These were well received by employees and widely recognised by the Hong Kong community:

•	We introduced paternity leave and marriage leave for all Hong Kong based employees with effect from 1 April 2007. Enhancements were also made to maternity leave, compassionate leave and annual leave.

•

The Quality Work Life Programme in Hong Kong was strengthened with a number of new initiatives, including “Stairway to Health Fun Walk”, fitness/health (weight management) challenge and workplace stretching exercise.

Other key human resources initiatives implemented during the first half of 2007 were:

•

The 2007 Group-wide Management Development & Succession Planning process has been initiated in all our businesses. The process is designed to enable senior management to assess succession strength, identify high potential staff, and plan for their development.

•	The graduate engineer regional posting programme introduced in 2006 for Hong Kong based staff was extended to staff from GPEC.

•

To enhance management communication, a CEO briefing was organised for senior managers of all the businesses across the whole Group. With the assistance of video conference technology, over 200 senior managers from Hong Kong, Australia and India simultaneously attended the CEO briefing in May.

Safety

There were two disabling injuries in our Hong Kong electricity business during the first half of the year. Investigations were completed and measures have been taken to strengthen safety management.

Safety performance improved during the first half of 2007 in our businesses outside Hong Kong.

Investigations have been completed into the fatalities which occurred to contractors’ workers at Fangchenggang and Anshun during the last quarter of 2006 and on which we reported in our 2006 Annual Report. Immediate actions have been taken to improve supervision and the awareness of risks during construction. The fatality at Yallourn is subject to a statutory investigation, which is not yet complete.

Apart from the investigations and consequent actions related to the fatalities in China and Australia, we have started a wide ranging review of safety across the Group portfolio outside Hong Kong. Whereas the underlying means of achieving safety are the same everywhere, and start with a determined and visible management commitment, we must recognise that we face a substantial challenge in some of our working environments, where prevailing norms fall well short of what we aim to achieve. Our objective is to achieve safe workplaces in all locations.

We have engaged DuPont, who are recognised internationally as a leader in safety culture, to help with our safety initiatives. The aim is to develop a stronger corporate framework of safety practice across the CLP Group, whilst recognising that it is the management on the ground at our operational and construction sites who must retain the lead role. We believe there is much to be gained by bringing together management and safety professionals from different sites to exchange experience and participate fully in the development of the Group approach to safety. This process has been enhanced.

Environment

CLP continued to make progress in tackling climate change issues and air quality improvement projects.

Climate Change

As noted in the Chairman’s Statement, CLP is working on a revised Group-wide climate change strategy, intended to reinforce our response to this challenging issue.

In March 2007, we published our first Group-wide greenhouse gas inventory in our new on-line Sustainability Report. In June we also submitted our response to the Carbon Disclosure Project 5 (CDP5), an investor-led initiative to identify climate change impacts on publicly traded companies. Our full response will be available on our Group website, and will also be available together with CDP’s analysis on CDP website in September 2007.

At the subsidiary level, TRUenergy launched its Climate Change Strategy in July 2007, a blueprint for a transition towards a low-carbon future. TRUenergy is committed to taking immediate action to address climate change through efficiency improvements in its operations, as well as through increasing the uptake of renewable energy by customers.

Given a supportive policy framework, TRUenergy’s Climate Change Strategy commits it to:

•	capping carbon intensity with reductions commencing by 2010;
•	cutting emissions intensity by one-third of 2007 levels (1.2 tonnes/MWh) by 2020;
•	reducing emissions by 35% by 2035 on a 1990 national electricity market baseline (proportional to market share);
•	reducing emissions by 60% by 2050 on a 1990 national electricity market baseline (proportional to market share); and
•	a commitment not to build any greenfield, traditional technology, coal-fired power stations.

As TRUenergy continues to grow market share, it will also take responsibility for its increased proportion of emissions reductions across the National Electricity Market. Further details about TRUenergy’s Climate Change Strategy are available on CLP’s website.

Air Quality Improvement Projects

We have made progress in air quality improvement projects in Hong Kong and the Chinese mainland, which will contribute to significant emissions reduction.

In Hong Kong, FGD and NOx reduction facilities are major environmental mitigation projects at our Castle Peak Power Station. These facilities are necessary to meet the 2010 emission targets in Hong Kong and, as explained on page 14, these projects are well on track.

Our LNG receiving terminal project in Hong Kong is an important project for us to increase the cleaner gas component of our fuel mix and necessary to meet the 2010 emissions targets. Further details about the progress of the LNG Project are set out on page 14 of this Report.

In the Chinese mainland, we have made progress in completing the construction of the new scrubber for both generating units at Anshun II, commenced installation of FGD which is scheduled to complete in 2007 at Sanhe Power Station, and completed construction of Selective Non Catalytic Reduction (SNCR) facility of Unit 2 in May 2007 at Yire Power Station. Yire is also scheduled to retrofit the low NOx burner and SNCR of Unit 1 in October 2007.

Our commitment to the responsible management of the environmental dimension of our business includes a commitment to report honestly and openly on our performance. CLP’s first online Sustainability Report was published in March 2007. It is also our first report compiled in line with the Global Reporting Initiative (GRI) G3 Guidelines, and received an A+ (highest) rating from GRI. We are pleased that the online report received via the internet more than 3,000 visits per month in April, May and June, and that our readers typically spent 15 to 20 minutes viewing our report. We look forward to additional feedback on the report from our stakeholders.

Shareholder Value

During the first half of 2007, CLP’s share price and the Hang Seng Utilities Index (HSUI) declined by 8.78% and 2.11% respectively, while the Hang Seng Index (HSI) rose by 9.06%.

The final dividends for 2006, comprising HK$0.89 per share by way of ordinary dividend and HK$0.02 per share as special dividend, were paid to shareholders on 25 April 2007. The first interim dividend for 2007 of HK$0.52 per share was paid on 15 June 2007 and the second interim dividend of HK$0.52 per share will be paid on 14 September 2007.

Financial Performance

Key Financial Events

Our financial information must be viewed in its business context. In order to facilitate a more effective understanding of our financial performance, those key events which necessarily have significant financial impacts on the Group during the period under review are summarised below:

•

In March 2007, the Group’s entire 40% interest in Ho-Ping Power Company in Taiwan was injected into OneEnergy, thereby realising a gain of HK$1.0 billion. This transaction also completed the transfer of all our Southeast Asia and Taiwan investments into this strategic joint venture with Mitsubishi Corporation.

•

In January 2007, TRUenergy entered into a power station swap agreement with AGL Energy Limited (AGL) to sell its Torrens Island Power Station (TIPS) in exchange for AGL’s Hallett Power Station plus cash of A$300 million (approximately HK$2.0 billion). The transaction was completed in July 2007. Although the gain on this asset swap will not be recognised until the second half of 2007 (upon completion), a credit of HK$365 million has been reflected in the current period’s results as write-back of the TIPS related deferred tax liabilities prior to the swap.

Apart from the above events, the following also have a bearing on the understanding of our interim financial analysis:

•	Following our acquisition of the Australian Merchant Energy Business in May 2005, this is the first period where a full comparison with the corresponding prior period can be made.

•

Owing to the downward trend of the US dollar (to which the Hong Kong dollar is pegged), the Australian dollar has surged 7.7% against the Hong Kong dollar since 2006 December year end, and 9.8% on average for the first six months as compared with the same period in 2006. These increases have caused an increase in the valuation of the Australian dollar denominated balances at TRUenergy when converted into Hong Kong dollar in the Group financial statements.

Group’s Financial Results

	6 months ended 30 June
	2007	2006	Changes
	HK$M	HK$M	HK$M

Revenue	24,672	21,584	3,088

Expenses	18,786	15,442	3,344

Other income	1,030	291	739

Income tax expense	31	575	(544)

Earnings attributable to shareholders	6,130	4,975	1,155

Revenue

Revenue grew 14.3% to HK$24.7 billion (2006: HK$21.6 billion). The main contributor to this increase is TRUenergy. The extended drought in Australia has driven the electricity pool price up significantly – sometimes over 100% increase in average pool prices were observed in some states we operate. This price spike coupled with the surge of the Australian dollar exchange rate have accounted for a HK$2.3 billion increase in revenue.

In India, revenue was pushed up by rising fuel costs (as explained below), as part of the tariff is fuel cost linked.

As expected, Hong Kong recorded a stable growth in revenue during the past six months.

Expenses
For the first six months of 2007, the Group’s expenses increased by HK$3.3 billion. This can be further analysed into:
• HK$2.3 billion increase in “Purchases of electricity, gas and distribution services”. The higher pool price in Australia is a doubled-edged sword. Whilst it drove up the sales revenue of our local retail business, the purchase cost from the national pool was inevitably driven up as well, which was magnified further by the appreciation of the Australian dollar.

•

HK$0.7 billion increase in “Fuel and other operating costs”. Shortage in long-term gas supplies in India forced more gas to be purchased on spot and resulted in higher fuel costs. Moreover, TRUenergy incurred certain set-up costs of HK$357 million as part of the IT and back-office outsourcing arrangement effected during the period.

Other Income
Other income relates solely to the gain on the injection of Ho-Ping into OneEnergy, as opposed to the gain on the formation of OneEnergy in the first half of 2006.

Income Tax Expense
The significant drop in income tax expense is largely attributed to the write-back of the deferred tax liability of HK$365 million in contemplation of the TIPS asset swap in Australia.

Earnings Attributable to Shareholders
The contribution of each major activity to the Group earnings is analysed as follows:

	6 months ended 30 June
	2007		2006		Changes
	HK$M	HK$M	HK$M	HK$M	HK$M

Electricity business in Hong Kong		3,756		3,573	183
Electricity sales to Chinese mainland from Hong Kong	61		55		6
Generating facilities in Chinese mainland serving Hong Kong	399		347		52
Other power projects in Chinese mainland	57		152		(95)
Energy business in Australia	599		260		339
Electricity business in India	175		374		(199)
Power projects in Southeast Asia and Taiwan	266		165		101
Other businesses	4		33		(29)
Other income	1,030		291		739
Earnings from other activities		2,591		1,677
Unallocated net finance costs		(54)		(122)	68
Unallocated Group expenses		(163)		(153)	(10)
Earnings attributable to shareholders		6,130		4,975	1,155

Earnings per share, HK$		2.55		2.07	0.48

    Note:    Certain comparative figures have been reclassified to conform with the current year’s presentation, which reflects a more meaningful allocation of the corporate overheads between different operating regions.

Earnings attributable to shareholders for the current six months increased by HK$1.1 billion to HK$6.1 billion, representing an increase of 23.2% over 2006. This includes the one-off gain on the Ho-Ping transfer of HK$1.0 billion.

    The SoC business in Hong Kong remains our prime earnings contributor and recorded a growth of HK$183 million.

    The lower units sold as well as the rising coal price eroded the earnings from our Chinese mainland power projects.

The overall Australian earnings increase is the composite result of the mark-to-market gain of HK$314 million on electricity trading contracts (due to the higher forward price) and the write-back of the TIPS related deferred tax provision of HK$365 million, partly offset by the HK$249 million (post tax) set-up costs in relation to the IT and back-office outsourcing.

Earnings from India dropped to HK$175 million (2006: HK$374 million) in the absence of a doubtful debt write-back in the current period, and an additional tax provision was made due to an uplift in the tax rate.

Contributions from power projects in Southeast Asia and Taiwan, conducted through our strategic joint venture OneEnergy, grew strongly as new generating units in Thailand were commissioned (BLCP and Kaeng Khoi 2 in late 2006 and May 2007 respectively). The increased earnings were also due to the higher availability in the current period of Ho-Ping power plant, which was under prolonged outage in 2006.

    Group’s Financial Position

	At 30 June	At 31 December
	2007	2006	Changes
	HK$M	HK$M	HK$M

Total assets	137,247	131,091	6,156

Fixed assets	83,262	83,418	(156)

Goodwill and other intangible assets	7,915	7,326	589

Interests in jointly controlled entities	17,570	19,173	(1,603)

Assets held for sale	2,593	-	2,593

Liabilities relating to assets held for sale	249	-	249

Bank balances, cash and other liquid funds	2,340	1,613	727

Derivative financial instruments assets (current & non-current)	4,094	1,556	2,538

Derivative financial instruments liabilities (current & non-current)	4,448	2,020	2,428

Bank loans and other borrowings (current & non-current)	29,934	30,278	(344)

Fixed Assets

Fixed assets are the cornerstone of our strong asset base.

In Hong Kong, we continue to invest – to improve and enhance our transmission and distribution network as well as to cater for new needs. In the past six months, additional capital expenditure amounted to about HK$2 billion.

In Australia, construction at the new Tallawarra Power Station is in progress and HK$745 million capital costs were added during the period. On the other hand, HK$2.1 billion of fixed assets related to the TIPS asset swap were reclassified to “assets held for sale”.

Capital expenditure commitments stood at HK$9.6 billion at 30 June 2007, mainly related to capital projects in Hong Kong and Australia.

Goodwill and Other Intangible Assets
As a major portion of the goodwill arose from the acquisition of the MEB in 2005, the appreciation of the Australian dollar has led to the increase during the period.

Interests in Jointly Controlled Entities

The decrease in the balance is mostly attributed to the injection of the Group’s 40% interest in Ho-Ping, a jointly controlled entity, into OneEnergy. This effectively diluted our interest by half. The balance is further reduced by CAPCO’s repayment of advances to CLP Power Hong Kong.

Assets Held for Sale and Related Liabilities

Assets of HK$2,593 million (mainly fixed assets) and liabilities of HK$249 million (mainly other non-current liabilities) relating to the TIPS asset swap were reclassified as held for sale in accordance with the accounting standard requirements.

Liquidity and Capital Resources

As at 30 June 2007, we had liquid funds of HK$2.3 billion (December 2006: HK$1.6 billion), of which 93% was denominated in foreign currency mainly held by overseas subsidiaries in India and Australia. The remainder was in Hong Kong dollars.

We strive to maintain an appropriate mix of committed and uncommitted facilities and solicit our facilities from a pool of financial institutions with strong credit standing. As at 30 June 2007, financing facilities totalling HK$43.1 billion were available to the Group, including HK$17.6 billion for TRUenergy and GPEC. Of the facilities available, HK$29.9 billion had been drawn down, of which HK$14.4 billion relates to TRUenergy and GPEC. Facilities totalling HK$8.1 billion were available to CAPCO, of which HK$6.4 billion had been drawn down. The debts of overseas subsidiaries are without recourse to CLP Holdings. Of these borrowings, HK$731 million as at 30 June 2007 was secured by fixed and floating charges over the assets of GPEC and HK$336 million was secured by right of receipt of tariff, fixed assets and land use rights in Huaiji.

Our total debt to total capital ratio as at 30 June 2007 was 33.1%. Interest cover for the six months ended 30 June 2007 was 9 times.

Derivative Financial Instruments

As at 30 June 2007, the Group had gross outstanding derivative financial instruments amounting to HK$115.7 billion. The fair value of these derivative instruments was at a net deficit of HK$354 million, which represents the net amount we would pay if these contracts were closed out on 30 June 2007. However, changes in fair value of derivatives will have no impact on cash flow until settlement. The increase in the balance in gross terms is due to more contracts with larger notional amount, together with the Australian dollar exchange effect (for contracts held by TRUenergy). The breakdown by type and maturity profile of the derivative financial instruments are shown below:

Financing

The Group engaged in new financing activities in the first half of 2007 to support the expansion of our electricity business in Hong Kong. We continue to adopt a prudent approach to all our financing arrangements, while at the same time aiming to achieve cost effective funding.

In January 2007, through its wholly-owned subsidiary CLP Power Hong Kong Financing Limited, CLP Power Hong Kong issued HK$1 billion fixed rate notes due in 2017 with coupon rate at 4.38%. This issue was made under the Medium Term Note (MTN) Programme set up by CLP Power Hong Kong Financing Limited in 2002. Under the MTN Programme, notes in an aggregate amount of up to US$1.5 billion may be issued and will be unconditionally and irrevocably guaranteed by CLP Power Hong Kong. As at 30 June 2007, notes with a nominal value of about HK$7.3 billion have been issued under the MTN Programme. In addition, a bank loan of HK$0.5 billion was drawn down at an attractive interest rate margin during the period.

Credit Rating

The credit ratings of major companies within the Group as at 30 June 2007 are summarised below. All ratings remain at investment grade which can facilitate and enhance our position in local and overseas business activities, including fund raising, investment and new business opportunities.

	CLP Holdings		CLP Power Hong Kong		TRUenergy Holdings	HKSAR Government
	S&P	Moody’s	S&P	Moody’s	S&P1	S&P	Moody’s2

Long-term Rating
Foreign currency	A	A1	A+	Aa3	BBB+	AA	Aa2
Outlook	Stable	Stable	Stable	Stable	Stable	Stable	Stable
Local currency	A	A1	A+	Aa3	BBB+	AA	Aa2
Outlook	Stable	Stable	Stable	Stable	Stable	Stable	Stable

Short-term Rating
Foreign currency	A-1	P-1	A-1	P-1	-	A-1+	P-1
Local currency	A-1	-	A-1	-	-	A-1+	-

Notes:

1  Rating updated as at 4 July 2007

2  Rating updated as at 26 July 2007

CLP Holdings

In April 2007, Moody’s re-affirmed the A1 credit rating of CLP Holdings. Moody’s explained in its report that the rating reflects the strong and predictable cash flows generated from the Scheme of Control (SoC) operations of CLP Power Hong Kong. Sound financial profiles of CLP Holdings and CLP Power Hong Kong could support a moderate reduction in the permitted rate of return under the SoC framework which CLP Power Hong Kong operates post 2008. However, a more severe reduction to the lower end of the proposed level could exert pressure on the ratings. Moody’s considered the ratings of CLP Power Hong Kong and CLP Holdings to be closely linked, and that a material deterioration in one could mean an increased rating pressure on the other.

In July 2007, S&P re-affirmed the A credit rating of CLP Holdings. S&P cited in its report that if the SoC rate of return is significantly lowered, it could negatively affect the rating of the Group. In addition, if any aggressive international investment plan affects the Group’s business and financial strength, or if any investment is of low credit quality, the Group’s rating will also be under pressure.

In May 2007, Fitch re-affirmed its self-initiated long-term issuer default rating of A+ to CLP Holdings, but revised the outlook on the ratings from stable to negative to reflect the regulatory uncertainty for CLP’s Hong Kong operations about the SoC Agreement post 2008.

CLP Power Hong Kong

In April 2007, Moody’s re-affirmed the Aa3 credit rating of CLP Power Hong Kong, which reflects the strong and highly predictable cash flow generated from its SoC operations. CLP Power Hong Kong’s strong access to bank and capital markets also supports its liquidity profile.

In July 2007, S&P re-affirmed the A+ credit rating of CLP Power Hong Kong which reflects the strong market position and good financial performance under the current SoC agreement with the HKSAR Government. S&P cited in its report that the greatest threat to the rating over the short term is the expiration of the SoC Agreement at the end of 2008. If the rate of return is significantly lowered, it could negatively affect the rating on CLP Power Hong Kong. Moreover, any downward revision of the rating on CLP Holdings could also have negative consequences for CLP Power Hong Kong.

In May 2007, Fitch re-affirmed its self-initiated long-term issuer default rating of A+ to CLP Power Hong Kong but revised the outlook on the ratings from stable to negative to reflect the regulatory uncertainty about the SoC Agreement post 2008.

TRUenergy Holdings

In July 2007, S&P lowered the long-term rating of TRUenergy Holdings, formerly CLP Australia Holdings Pty Ltd, to BBB+ from A-, citing operational underperformance at its main plant, Yallourn, its adverse effect on cash generation, and weakened financial metrics relative to expectations. The outlook is stable. This rating incorporates the positive effect of its 100% ownership by CLP Holdings and the expectation of its continued strong support in the medium term.

Fitch has not altered the assigning of its self-initiated long-term issuer default rating of BBB+ with stable outlook.

Risk Management

The Group’s investments and operations have resulted in exposure to foreign currency risks, interest rate risks, credit risks, as well as price risks associated with the sales and purchases of electricity in Australia. We actively manage such risks by using different derivative instruments with an objective to minimise the impact of exchange rate, interest rate and electricity price fluctuations on earnings, reserves and tariff charges to customers and monitor our risk exposures with the assistance of “Value-at-Risk” (VaR) methodology and stress testing technique. Other than certain energy trading activities engaged by our Australian business, all derivative instruments are employed solely for hedging purposes.

Various risk factors faced by the Group and the management of them have been set out in details on pages 63 to 69 of the 2006 Annual Report.

Condensed Consolidated Income Statement - Unaudited

		Six months ended 30 June
	Note	2007 HK$M	2006 HK$M

Revenue	3, 4	24,672	21,584

Expenses
Purchases of electricity, gas and distribution services		(8,165)	(5,892)
Operating lease and lease service payments		(3,728)	(3,691)
Staff expenses		(1,025)	(908)
Fuel and other operating costs		(3,268)	(2,524)
Depreciation and amortisation		(2,600)	(2,427)
		(18,786)	(15,442)
Other income	5	1,030	291

Operating profit	6	6,916	6,433
Finance costs	7	(2,338)	(2,419)
Finance income	7	81	70
Share of results, net of income tax
jointly controlled entities	13	1,505	1,362
associated companies		-	112

Profit before income tax		6,164	5,558
Income tax expense	8	(31)	(575)
Profit for the period		6,133	4,983
Profit attributable to minority interests		(3)	(8)
Earnings attributable to shareholders		6,130	4,975

Dividends	9
First interim paid		1,252	1,204
Second interim proposed		1,252	1,204
		2,504	2,408

Earnings per share, basic and diluted	10	HK$2.55	HK$2.07

The notes on pages 37 to 49 are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Balance Sheet - Unaudited

		30 June 2007	31 December 2006
	Note	HK$M	HK$M
Non-current assets
Fixed assets	11	83,262	83,418
Leasehold land and land use rights	11	2,209	2,235
Goodwill and other intangible assets	12	7,915	7,326
Interests in jointly controlled entities	13	17,570	19,173
Interests in associated companies		8	8
Finance lease receivables	14	3,146	2,740
Deferred tax assets		4,201	3,305
Derivative financial instruments	15	603	425
Other non-current assets		187	145
		119,101	118,775
Current assets
Inventories – stores and fuel		635	647
Trade and other receivables	16	8,939	8,799
Finance lease receivables	14	148	126
Derivative financial instruments	15	3,491	1,131
Assets held for sale	17	2,593	-
Bank balances, cash and other liquid funds		2,340	1,613
		18,146	12,316
Current liabilities
Customers’ deposits		(3,484)	(3,417)
Trade and other payables	18	(7,118)	(5,893)
Income tax payable		(240)	(186)
Bank loans and other borrowings	19	(2,530)	(4,264)
Obligations under finance leases	20	(1,955)	(1,945)
Derivative financial instruments	15	(3,443)	(1,285)
Liabilities relating to assets held for sale	17	(249)	-
		(19,019)	(16,990)

Net current liabilities		(873)	(4,674)

Total assets less current liabilities		118,228	114,101

Condensed Consolidated Balance Sheet – Unaudited (continued)

		30 June 2007	31 December 2006
	Note	HK$M	HK$M
Financed by:
Equity
Share capital		12,041	12,041
Share premium		1,164	1,164
Reserves
Proposed dividends		1,252	2,192
Others		46,035	40,441
Shareholders’ funds		60,492	55,838
Minority interests		84	78
		60,576	55,916
Non-current liabilities
Bank loans and other borrowings	19	27,404	26,014
Obligations under finance leases	20	20,105	20,865
Deferred tax liabilities		6,214	6,054
Derivative financial instruments	15	1,005	735
Fuel clause account		153	294
Scheme of Control (SoC) reserve accounts	21	2,092	3,346
Other non-current liabilities		679	877
		57,652	58,185

Equity and non-current liabilities		118,228	114,101

/s/ W. E. Mocatta	/s/ Andrew Brandler	/s/ Peter P. W. Tse

W. E. Mocatta Vice Chairman	Andrew Brandler Chief Executive Officer	Peter P. W. Tse Chief Financial Officer

Hong Kong, 16 August 2007

The notes on pages 37 to 49 are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Statement of Changes in Equity – Unaudited

	Attributable to Shareholders
	Share Capital	Share Premium	Capital Redemption Reserve	Other Reserves	Retained Profits	Minority Interests	Total
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M

Balance as at 1 January 2007	12,041	1,164	2,482	1,515	38,636	78	55,916
Exchange differences on translation of:
subsidiaries	-	-	-	1,507	-	3	1,510
jointly controlled entities	-	-	-	211	-	-	211
designated hedges	-	-	-	1	-	-	1
Net exchange gains not recognised in income statement	-	-	-	1,719	-	3	1,722
Cash flow hedges, net of tax	-	-	-	14	-	-	14
Actuarial gains, net of tax	-	-	-	83	-	-	83
Net gains recognised directly in equity	-	-	-	1,816	-	3	1,819
Profit for the period	-	-	-	-	6,130	3	6,133
Total recognised income for the period	-	-	-	1,816	6,130	6	7,952
Revaluation reserves realised upon depreciation	-	-	-	(2)	2	-	-
Dividends paid
2006 finals	-	-	-	-	(2,192)	-	(2,192)
2007 interim	-	-	-	-	(1,252)	-	(1,252)
Share of movements in reserves of jointly controlled entities	-	-	-	160	(8)	-	152
	-	-	-	158	(3,450)	-	(3,292)

Balance as at 30 June 2007	12,041	1,164	2,482	3,489	41,316	84	60,576

Balance as at 1 January 2006	12,041	1,164	2,482	316	34,626	111	50,740

Exchange differences on translation of:
subsidiaries	-	-	-	51	-	1	52
jointly controlled entities	-	-	-	76	-	-	76
designated hedges	-	-	-	3	-	-	3
Net exchange gains not recognised in income statement	-	-	-	130	-	1	131
Cash flow hedges, net of tax	-	-	-	(167)	-	-	(167)
Actuarial gains, net of tax	-	-	-	33	-	-	33
Net (loss)/gain recognised directly in equity	-	-	-	(4)	-	1	(3)
Profit for the period	-	-	-	-	4,975	8	4,983
Total recognised (loss)/income for the period	-	-	-	(4)	4,975	9	4,980
Dividends paid			-
2005 finals	-	-	-	-	(2,264)	-	(2,264)
2006 interim	-	-	-	-	(1,204)	-	(1,204)
Share of movements in reserves of jointly controlled entities	-	-	-	223	(8)	-	215
associated company	-	-	-	(18)	-	-	(18)
	-	-	-	205	(3,476)	-	(3,271)

Balance as at 30 June 2006	12,041	1,164	2,482	517	36,125	120	52,449

Note:	The proposed interim dividend as at 30 June 2007 and the balance of retained profits after the proposed interim dividend were HK$1,252 million (30 June 2006: HK$1,204 million) and HK$40,064 million (30 June 2006: HK$34,921 million) respectively.

The notes on pages 37 to 49 are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Cash Flow Statement - Unaudited

	Six months ended 30 June

	2007		2006
	HK$M	HK$M	HK$M	HK$M
Operating activities
Net cash inflow from operations	7,465		8,034
Operating interest paid	(2,177)		(2,183)
Interest received	82		68
Income tax paid	(245)		(179)

Net cash inflow from operating activities		5,125		5,740

Investing activities
Capital expenditure	(3,568)		(2,840)
Capitalised interest paid	(137)		(150)
Proceeds from disposal of fixed assets	15		57
Additions of intangible assets	(31)		-
Proceeds from transfer of Ho-Ping to OneEnergy	3,203		-
Investments in jointly controlled entities	(245)		(17)
Decrease in advances to jointly controlled entities	497		43
Dividends received from jointly controlled entities	1,589		1,498

Net cash inflow / (outflow) from investing activities		1,323		(1,409)

Net cash inflow before financing activities		6,448		4,331

Financing activities
Proceeds from long-term borrowings	3,171		2,950
Repayment of long-term borrowings	(4,839)		(4,011)
Repayment of obligations under finance leases	(1,031)		(903)
Increase in short-term borrowings	272		1,218
Dividends paid	(3,444)		(3,468)

Net cash outflow from financing activities		(5,871)		(4,214)

Net increase in cash and cash equivalents		577		117
Cash and cash equivalents at beginning of period		1,613		2,041
Effect of exchange rate changes		150		(35)

Cash and cash equivalents at end of period		2,340		2,123

Analysis of balances of cash and cash equivalents
Short-term investments		-		171
Deposits with banks		1,845		1,756
Cash at banks and on hand		495		196

		2,340		2,123

The notes on pages 37 to 49 are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements

1.	General Information

The Company, CLP Holdings Limited, and its subsidiaries are collectively referred to as the Group in the condensed consolidated interim financial statements. The Company is a limited liability company incorporated and listed in Hong Kong. The principal activity of the Company is investment holding whilst the principal activities of the subsidiaries are the generation and supply of electricity in Hong Kong, Australia and India, and investment holding of power projects in the Chinese mainland, Southeast Asia and Taiwan.

The financial operations of the Company’s major subsidiary, CLP Power Hong Kong Limited (CLP Power Hong Kong), and its jointly controlled entity, Castle Peak Power Company Limited (CAPCO), are governed by a Scheme of Control (SoC) Agreement entered into with the Hong Kong Government. Our electricity business in Hong Kong is therefore also referred to as the SoC business.

The current SoC Agreement will expire on 30 September 2008. The Hong Kong Government is in discussion with CLP Power Hong Kong and CAPCO regarding the post-2008 regulatory framework. The final post-2008 regulatory framework will be subject to negotiation and agreement between CLP Power Hong Kong, CAPCO and the Government. The Group expects that, under the post-2008 framework, there will not be any impairment to the fixed and other assets employed for the Hong Kong electricity business.

The condensed consolidated interim financial statements have been approved for issue by the Board of Directors on 16 August 2007.

2.	Basis of Preparation

The unaudited condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Accounting Standard (HKAS) 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies used in the preparation of this set of condensed consolidated interim financial statements are consistent with those set out in the Group’s annual financial statements for the year ended 31 December 2006.

The preparation of the financial statements in conformity with Hong Kong Financial Reporting Standards (HKFRS) requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Those areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Group’s consolidated financial statements are detailed in the 2006 annual financial statements.

The Group has adopted the following new/revised HKFRS standards and interpretations effective 1 January 2007:

•	Amendment to HKAS 1 “Capital Disclosures”
•	HKFRS 7 “Financial Instruments: Disclosures”
•	HK(IFRIC) - Int 9 “Reassessment of Embedded Derivatives”
•	HK(IFRIC) - Int 10 “Interim Financial Reporting and Impairment”

The adoption of the above new/revised HKFRS standards and interpretations has no effect on the Group’s interim financial statements, but will have certain presentational implications on the coming annual financial statements.

3.	Segment Information

The Group operates, through its subsidiaries, jointly controlled entities and associated companies, in five major geographical regions - Hong Kong, Australia, the Chinese mainland, India, and Southeast Asia and Taiwan. As substantially all the principal activities of the Group are for the generation and supply of electricity and these businesses are managed and operated on an integrated basis in each region, neither a business analysis nor a separate disclosure on generation and supply businesses is presented.

Information about the Group’s operations by geographical region is as follows:

	Hong Kong HK$M	Australia HK$M	Chinese Mainland HK$M		India HK$M	Southeast Asia & Taiwan HK$M	Unallocated Items HK$M	Total HK$M

Six months ended 30 June 2007
Revenue	14,409	8,829	62		1,338	33	1	24,672

Segment results	5,402	512	(45)		179	1,052	(184)	6,916
Share of results of jointly controlled entities, net of income tax	691	31	528	(a)	-	255	-	1,505

Profit/(loss) before net finance costs and income tax	6,093	543	483		179	1,307	(184)	8,421

Finance costs								(2,338)
Finance income								81

Profit before income tax								6,164
Income tax expense								(31)

Profit for the period								6,133
Profit attributable to minority interests								(3)

Earnings attributable to shareholders								6,130

Six months ended 30 June 2006
Revenue	14,061	6,502	49		959	12	1	21,584

Segment results	5,227	639	3		431	283	(150)	6,433
Share of results, net of income tax
jointly controlled entities	791	5	501	(a)	-	65	-	1,362
associated companies	-	2	-		-	110	-	112

Profit/(loss) before net finance costs and income tax	6,018	646	504		431	458	(150)	7,907

Finance costs								(2,419)
Finance income								70

Profit before income tax								5,558
Income tax expense								(575)

Profit for the period								4,983
Profit attributable to minority interests								(8)

Earnings attributable to shareholders								4,975

Note (a):

Out of the HK$528 million (2006: HK$501 million), HK$399 million (2006: HK$347 million) was attributed to investments in Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) and Hong Kong Pumped Storage Development Company, Limited (PSDC), whose generating facilities serve Hong Kong.

4.	Revenue

An analysis of the Group’s revenue for the period is as follows:

	Six months ended 30 June
	2007 HK$M	2006 HK$M

Sales of electricity	20,457	18,590
Lease service income (A)	1,104	778
Finance lease income	233	172
Sales of gas	1,655	1,379
Other revenue	278	177

	23,727	21,096
Transfer from Development Fund (B)	945	488

	24,672	21,584

(A)	In accordance with HKFRS-Int 4, servicing income and fuel costs received from lessees with respect to the leased assets are not part of the minimum lease payments under finance lease and are recognised as lease service income.

(B)	Pursuant to the SoC Agreement, if the gross tariff revenue in Hong Kong in any year exceeds or is less than the total of the operating costs, permitted return and taxation charges, such excess shall be added to, or such deficiency shall be deducted from, the Development Fund.

5.	Other Income

	Six months ended 30 June
	2007 HK$M	2006 HK$M

Gain on transfer of Ho-Ping to OneEnergy (Note)	1,030	-
Gain on formation of OneEnergy	-	291

	1,030	291

Note:	On 30 March 2007, the Group injected its entire 40% interest in Ho-Ping Power Company of Taiwan, a jointly controlled entity, into OneEnergy and realised a gain of HK$1,030 million.

6.	Operating Profit

Operating profit is stated after charging/(crediting) the following:

	Six months ended 30 June
	2007 HK$M	2006 HK$M
Charging
Staff costs (Note)
Salaries and other costs	1,184	1,039
Retirement benefits costs	85	91
Net loss on disposal of fixed assets	61	8
Set-up costs for outsourcing at TRUenergy	286	-
Write down of fixed assets relating to outsourcing	71	-

Crediting
Net fair value (gain)/loss on derivative financial instruments
Cash flow hedges, transfer from equity	(16)	(44)
Fair value hedges	33	-
Transactions not qualifying as hedges	(438)	80
Other net exchange gains	(12)	-

Note:	Staff costs include amounts recharged to jointly controlled entities for services provided.

7.	Finance Costs and Income

	Six months ended 30 June
	2007 HK$M	2006 HK$M
Finance costs:
Interest expenses on
bank loans and overdrafts	461	458
other borrowings
- wholly repayable within five years	63	49
- not wholly repayable within five years	259	280
finance charges under finance leases	1,522	1,533
Development Fund (Note)	94	133
customers’ deposits and others	52	53
Subscription interest on outstanding purchase consideration on renewable projects	-	19
Other finance charges	21	27
Other net exchange loss	-	7

	2,472	2,559
Less: amount capitalised	(134)	(140)

	2,338	2,419

Finance income:
Interest income on
short-term investments and bank deposits	81	69
advance to a jointly controlled entity	-	1

	81	70

Note:	In accordance with the provisions of the SoC Agreement, CLP Power Hong Kong is required to credit, to a Rate Reduction Reserve in its financial statements, a charge of 8% per annum on the sum of the average balance of the Development Fund (Note 21).

8.	Income Tax

Income tax in the condensed consolidated income statement represents the income tax of the Company and subsidiaries and is analysed below:

	Six months ended 30 June
	2007 HK$M	2006 HK$M
Current income tax
Hong Kong	268	346
Outside Hong Kong	32	32
	300	378
Deferred tax
Hong Kong	131	130
Outside Hong Kong	(400)	67
	(269)	197
	31	575

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for the period. Income tax on profits assessable outside Hong Kong has been provided at the rates prevailing in the respective jurisdictions.

Deferred tax outside Hong Kong includes a write-back of HK$365 million deferred tax liabilities relating to the impending asset swap for Torrens Island Power Station.

9.	Dividends

	Six months ended 30 June
	2007		2006
	HK$ per share	HK$M	HK$ per share	HK$M

First interim dividend paid	0.52	1,252	0.50	1,204

Second interim dividend proposed	0.52	1,252	0.50	1,204
	1.04	2,504	1.00	2,408

At the Board meeting held on 16 August 2007, the Directors declared the second interim dividend of HK$0.52 per share. The second interim dividend is not reflected as a dividend payable in the financial statements, but as a separate component of the shareholders’ funds at 30 June 2007.

10.	Earnings per Share

The prescribed earnings per share is computed as follows:

	Six months ended 30 June
	2007	2006

Earnings attributable to shareholders, HK$M	6,130	4,975

Weighted average number of shares in issue, thousand shares	2,408,246	2,408,246

Earnings per share, HK$	2.55	2.07

Basic and fully diluted earnings per share are the same as the Company did not have any diluting equity instruments throughout the six months ended 30 June 2007 (2006: nil).

11.	Fixed Assets, Leasehold Land and Land Use Rights

Fixed assets, leasehold land and land use rights totalled HK$85,471 million at 30 June 2007 (31 December 2006: HK$85,653 million). Movements in the accounts are as follows:

	Fixed Assets					Leasehold Land and Land Use Rights
	Freehold Land and Buildings		Plant, Machinery and Equipment
	Owned HK$M	Leased (a) HK$M	Owned HK$M	Leased (a) HK$M	Total HK$M
						HK$M
Net book value, as at 1 January 2007	6,941	5,019	51,652	19,806	83,418	2,235
Additions	278	13	2,933	191	3,415	1
Transfers and disposals	(3)	-	(49)	(24)	(76)	-
Depreciation	(111)	(130)	(1,358)	(887)	(2,486)	(28)
Impairment charge	(30)	-	(41)	-	(71)	-
Exchange differences	41	-	987	148	1,176	1
Reclassified as assets held for sale (Note 17)	-	-	(77)	(2,037)	(2,114)	-
Net book value, as at 30 June 2007	7,116	4,902	54,047	17,197	83,262	2,209

Cost	9,463	9,610	82,939	35,774	137,786	2,395
Accumulated depreciation/ amortisation and impairment	(2,347)	(4,708)	(28,892)	(18,577)	(54,524)	(186)
Net book value, as at 30 June 2007	7,116	4,902	54,047	17,197	83,262	2,209

Leasehold land is mainly held under medium term (10 – 50 years) to long term (over 50 years) leases in Hong Kong. The SoC Agreement considers leasehold land as one type of fixed assets on which permitted return is earned.

Note (a): The above leased assets include:

(i)	CAPCO’s operational generating plants and associated fixed assets, which are deployed for the generation of electricity supply to CLP Power Hong Kong under the Electricity Supply Contract between the two parties. This arrangement has been accounted for as a finance lease in accordance with HKFRS–Int 4. The net book value of these leased assets amounted to HK$22,082 million as at 30 June 2007 (31 December 2006: HK$22,921 million); and

(ii)	leased generating plants for our electricity business in Australia held under agreements which are treated as finance leases. Those leased assets relating to Torrens Island Power Station were reclassified to assets held for sale (Note 17) during the period.

12.	Goodwill and Other Intangible Assets

	Goodwill HK$M	Other Intangible Assets HK$M	Total HK$M

Net carrying value, as at 1 January 2007	5,954	1,372	7,326
Additions	-	107	107
Amortisation	-	(86)	(86)
Exchange differences	460	108	568

Net carrying value, as at 30 June 2007	6,414	1,501	7,915

Cost	6,414	1,853	8,267
Accumulated amortisation	-	(352)	(352)

Net carrying value, as at 30 June 2007	6,414	1,501	7,915

Other intangible assets include contracted customers and a lease arrangement under the long-term hedge agreement with Ecogen, and are amortised on a straight-line basis over a period of 6 – 14 years.

13.	Interests in Jointly Controlled Entities

	30 June 2007	31 December 2006
	HK$M	HK$M

Share of net assets other than goodwill	10,126	11,075
Goodwill	740	934
Advances	6,626	7,086
Special loan	78	78

	17,570	19,173

The Group’s interests in jointly controlled entities are analysed as follows:

	30 June 2007	31 December 2006
	HK$M	HK$M

Castle Peak Power Company Limited (CAPCO)	6,682	6,976
Guangdong Nuclear Power Joint Venture Company, Limited	2,726	2,497
OneEnergy Limited	2,294	2,342
CLP Guohua Power Company Limited	1,329	1,341
Shandong Zhonghua Power Company, Limited	1,065	1,111
Roaring 40s Renewable Energy Pty Ltd	881	737
CLP Guangxi Fangchenggang Power Company Limited	696	504
SEAGas Partnership	496	451
Guizhou CLP Power Company Limited	470	481
Hong Kong Pumped Storage Development Company, Limited	336	333
Hok Un joint venture	303	308
Ho-Ping Power Company	-	1,792
Others	292	300

	17,570	19,173

The above balances include advances and a special loan to CAPCO in the aggregate of HK$6,382 million (31 December 2006: HK$6,833 million)

13.	Interests in Jointly Controlled Entities (continued)

The Group’s share of net assets of the jointly controlled entities is as follows:

	30 June 2007	31 December 2006
	HK$M	HK$M

Non-current assets	28,392	30,194
Current assets	5,035	7,024
Current liabilities	(4,696)	(4,838)
Non-current liabilities	(17,865)	(20,371)
Net assets at end of period/year	10,866	12,009

The Group’s share of results of the jointly controlled entities is as follows:
	Six months ended 30 June
	2007	2006
	HK$M	HK$M

Revenue	4,958	4,934
Expenses	(3,212)	(3,340)
Share of profit before income tax	1,746	1,594
Share of income tax expense	(241)	(232)
Share of profit for the period	1,505	1,362

14.	Finance Lease Receivables

	30 June 2007	31 December 2006
	HK$M	HK$M

Current portion (recoverable within 12 months)	148	126
Non-current portion (recoverable after 12 months)	3,146	2,740
	3,294	2,866

15.	Derivative Financial Instruments

	30 June 2007		31 December 2006
	Assets HK$M	Liabilities HK$M	Assets HK$M	Liabilities HK$M
Cash flow hedges
Forward foreign exchange contracts	192	115	67	566
Interest rate swaps	302	1	170	25
Energy contracts	844	2,058	315	438
Fair value hedge
Cross currency & interest rate swap	14	22	69	43
Held for trading or not qualifying as hedges
Forward foreign exchange contracts	11	9	21	5
Interest rate swaps	-	-	-	5
Energy contracts	2,731	2,243	914	938
	4,094	4,448	1,556	2,020
Analysed as:
Current	3,491	3,443	1,131	1,285
Non-current	603	1,005	425	735
	4,094	4,448	1,556	2,020

16.	Trade and Other Receivables

	30 June 2007	31 December 2006
	HK$M	HK$M

Trade receivables (ageing analysis is shown below)	7,479	5,586
Deposits, prepayments and other receivables	1,058	2,332
Dividends receivable from jointly controlled entities	353	858
Current accounts with jointly controlled entities	49	23
	8,939	8,799

The Group has established credit policies for customers in each of its core businesses. CLP Power Hong Kong’s credit policy in respect of receivables arising from its principal electricity business is to allow customers to settle their electricity bills within two weeks after issue. Customers’ receivable balances are generally secured by cash deposits or bank guarantees. For subsidiaries outside Hong Kong, the credit term for trade receivables ranges from about 12 to 45 days.

The ageing analysis of the trade receivables, after provisions, is as follows:

	30 June 2007	31 December 2006
	HK$M	HK$M

Below 30 days (including amount not yet due)	7,345	5,176
31 - 90 days	43	267
Over 90 days	91	143
	7,479	5,586

Of the trade receivables relating to the sales of electricity and gas, the analysis by regions is as follows:

	30 June 2007	31 December 2006
	HK$M	HK$M

Hong Kong	3,003	2,371
Australia	3,624	2,173
Others	852	1,042
	7,479	5,586

17.	Assets Held for Sale and Related Liabilities

In January 2007, TRUenergy entered into a power station swap agreement with AGL Energy Limited (AGL). Under this agreement, TRUenergy agreed to sell its 1,280MW Torrens Island Power Station (TIPS) to AGL for a total consideration of A$417 million (approximately HK$2,762 million) comprising AGL’s 180MW Hallett Power Station valued at A$117 million (approximately HK$775 million) plus cash of A$300 million (approximately HK$1,987 million). The transaction was completed on 2 July 2007.

The TIPS related assets and liabilities have been accordingly reclassified as held for sale and are set out below:

HK$M
Assets
Fixed assets	2,114
Deferred tax assets	49
Inventories – stores & fuel	121
Trade and other receivables	309
2,593
Liabilities
Trade and other payables	(91)
Other non-current liabilities	(158)
(249)

2,344

18.	Trade and Other Payables

	30 June 2007	31 December 2006
	HK$M	HK$M

Trade payables (ageing analysis is shown below)	4,024	3,121
Other payables and accruals	1,740	1,648
Current accounts with jointly controlled entities (Note)	1,354	1,124
	7,118	5,893

Note: Of the amount payable to jointly controlled entities, HK$1,049 million (31 December 2006: HK$911 million) was due to CAPCO.

The ageing analysis of the trade payables is as follows:

	30 June 2007 HK$M	31 December 2006 HK$M

Below 30 days (including amount not yet due)	4,022	3,098
31 - 90 days	2	1
Over 90 days	-	22
	4,024	3,121

19.	Bank Loans and Other Borrowings

	30 June 2007 HK$M	31 December 2006 HK$M

Current
Short-term loans	1,323	1,798
Long-term bank loans	1,207	2,466
	2,530	4,264

Non-current
Long-term bank loans	15,465	15,375
Other long-term borrowings
MTN programme (USD) due 2012	2,333	2,367
MTN programme (HKD) due 2013 to 2017	5,000	4,000
Electronic Promissory Notes (EPN) and MTN programme (AUD) due 2012	4,276	3,966
EPN and MTN programme (AUD) due 2015	330	306
	27,404	26,014

Total borrowings	29,934	30,278

20.	Obligations under Finance Leases

The Group’s obligations under finance leases arise from the power purchase arrangements which are accounted for as finance leases in accordance with HKFRS-Int 4. As at 30 June 2007, the Group’s obligations represented predominantly its arrangement with CAPCO in respect of the operational generating plant and associated fixed assets of the Hong Kong electricity business.

21.	SoC Reserve Accounts

The Development Fund and Rate Reduction Reserve of the Group’s major subsidiary, CLP Power Hong Kong, are collectively referred to as SoC reserve accounts in the condensed consolidated balance sheet. The respective balances at the end of the period/year are:

	30 June 2007	31 December 2006
	HK$M	HK$M

Development Fund	1,779	2,932
Rate Reduction Reserve	313	414
	2,092	3,346

22.	Commitments

(A)	Capital expenditure on fixed assets, leasehold land and land use rights, as well as intangible assets authorised but not brought into the financial statements is as follows:

	30 June 2007 HK$M	31 December 2006 HK$M

Contracted but not provided for	4,345	4,407
Authorised but not contracted for	5,247	7,965

	9,592	12,372

(B)

The Group has entered into a number of joint venture arrangements to develop power projects in the Chinese mainland. As at 30 June 2007, remaining equity contributions of HK$353 million (31 December 2006: HK$548 million) would be required to be made by the Group.

23.	Related Party Transactions

Below are the more significant transactions with related parties during the period ended 30 June:

(A)	Purchases of electricity and gas from jointly controlled entities and associated companies

(i)	Details of electricity supply contracts relating to the electricity business in Hong Kong with jointly controlled entities are shown below:

	Six months ended 30 June
	2007 HK$M	2006 HK$M

Purchases of electricity from CAPCO	6,273	6,099
Purchases of nuclear electricity	1,983	2,115
Pumped storage service fee	175	173

	8,431	8,387

Amounts due to the related parties as at 30 June 2007 are disclosed in Note 18.

(ii)

Gascor Pty Ltd (Gascor), is a party to a gas supply contract in Victoria with Esso Australia Resources Pty Ltd (Esso) and BHP Billiton Petroleum (Bass Strait) Pty Ltd (BHP). The contract terms between Gascor and Esso/BHP are effectively replicated in the Master Agreement between TRUenergy and Gascor. TRUenergy purchases gas at the wholesale market price from Gascor, which in turn obtains the gas from Esso and BHP. The amount paid to Gascor was HK$515 million (2006: HK$401 million).

(B)	Rendering of services to jointly controlled entities

Pursuant to the CAPCO Operating Service Agreement, the charges from CLP Power Hong Kong to CAPCO for the services rendered during the period amounted to HK$538 million (2006: HK$526 million).

Amounts due from the related parties as at 30 June 2007 are disclosed in Note 16. No provisions have been made for doubtful debts in respect of the amounts owed by the related parties.

(C)

Loan and advances to jointly controlled entities are disclosed under Note 13. As at 30 June 2007, the Group did not have any guarantees which were of significant amount given to or received from these entities.

23.	Related Party Transactions (continued)

(D)	The total remuneration of the key management personnel is shown below:

	Six months ended 30 June
	2007 HK$M	2006 HK$M
Fees	3	2
Base compensation, allowances and benefits in kind	21	13
Performance bonus
Annual incentive	25	18
Long-term incentive	13	8
Provident fund contributions	2	2

	64	43

Key management personnel at 30 June 2007 comprised eighteen (2006: sixteen) Non-executive Directors, of whom one served as Executive Director up to the end of January 2007 and redesignated as Non-executive Director from 1 February, three (2006: three) Executive Directors of whom one was appointed from 1 March 2007, and seven (2006: four) senior management personnel.

24.	Contingent Liabilities

Under the original power purchase agreement between GPEC and its off-taker GUVNL, GUVNL was required to make a “deemed generation incentive” payment to GPEC when the plant availability was above 68.5% (70% as revised subsequently). GUVNL has been making such payments since December 1997. In September 2005, GUVNL filed a petition before the Gujarat Electricity Regulatory Commission claiming that the “deemed generation incentive” payment should not be paid for the period when the plant was using naphtha as fuel instead of gas. GUVNL’s contention is based on a 1995 Government of India notification which disallowed “deemed generation incentive” for naphtha based power plants. The total amount of the claim plus interest amounts to approximately HK$1,394 million (31 December 2006: HK$1,275 million).

On the basis of legal advice that has been sought, the Directors are of the opinion that no provision is required to be made in the financial statements in respect of this matter.

Scheme of Control Statement - Unaudited

The electricity-related operations of CLP Power Hong Kong and CAPCO (the SoC Companies) have been governed by the SoC Agreement with the Hong Kong Government, a summary of which was disclosed on page 194 in the Annual Report 2006. The calculations shown below are in accordance with the SoC and the agreements between the SoC Companies.

	Six months ended 30 June
	2007 HK$M	2006 HK$M

SoC Revenue	13,362	13,505

Expenses
Operating costs	1,601	1,473
Fuel	2,385	2,339
Purchases of nuclear electricity	1,983	2,115
Depreciation	2,182	2,008
Operating interest	388	356
Taxation	786	849
	9,325	9,140

Profit after taxation	4,037	4,365

Interest on increase in customers’ deposits	18	17
Interest on long-term financing	379	406
Adjustments required under the SoC (including share of profit on sale of electricity to Chinese mainland attributable to the SoC Companies)	(95)	(85)

Profit for SoC	4,339	4,703

Transfer from Development Fund	945	488

Permitted return	5,284	5,191

Deduct interest
On increase in customers’ deposits	18	17
On long-term financing as above	379	406
On Development Fund transferred to Rate Reduction Reserve	94	133
	491	556

Net Return	4,793	4,635

Divisible as follows:
CLP Power Hong Kong	3,061	2,862
CAPCO	1,732	1,773
	4,793	4,635

CLP Power Hong Kong’s share of net return
CLP Power Hong Kong	3,061	2,862
Interest in CAPCO	695	711
	3,756	3,573

Independent Review Report

To the Board of Directors of CLP Holdings Limited

(Incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 32 to 49 which comprises the condensed consolidated balance sheet of CLP Holdings Limited (the “Company”) and it subsidiaries (together, the “Group”) as at 30 June 2007 and the related condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules governing the listing of securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material aspects, in accordance with Hong Kong Accounting Standard 34 “Interim Financial Reporting”.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 16 August 2007

Corporate Governance

Corporate Governance Practices

In the Corporate Governance Report dated 28 February 2007, which was published in our 2006 Annual Report, we reported that the Company had adopted its own Code on Corporate Governance (CLP Code) on 28 February 2005, which incorporated all of the Code Provisions and Recommended Best Practices in the “Code on Corporate Governance Practices” issued by the Hong Kong Stock Exchange (the Stock Exchange Code), save for one exception.

This single deviation from the Recommended Best Practices of the Stock Exchange Code relates to the recommendation that an issuer should announce and publish quarterly financial results. CLP issues quarterly statements which include revenue, interim dividends and progress in major business activities over the quarter. However, CLP does not issue quarterly financial results. This is because, in our judgment, quarterly reporting does not bring significant benefits to shareholders. The considered reasons for this deviation were stated in the Corporate Governance Report on page 104 of the Company’s 2006 Annual Report.

In the Corporate Governance Report we also described the structure of CLP’s Corporate Governance Framework and how the various key players are involved in ensuring the application of good governance practices and policies within the CLP Group. The progress made in 2006 in the evolution of CLP’s corporate governance practices was set out in the Corporate Governance Report on page 105 of the Company’s 2006 Annual Report. In 2007, we made further progress in our corporate governance practices, including carrying out CLP’s first corporate governance roadshow to the U.K. and review of fees payable to Non-executive Directors.

During the first half of 2007, there have been a number of changes in the Board. After the retirement of Dr. Y. B. Lee as an Executive Director on 31 January 2007, he remained on the Board as a Non-executive Director with effect from 1 February 2007. Mr. Peter T. C. Lee was appointed an Independent Non-executive Director and Mr. Peter W. Greenwood was appointed an Executive Director both with effect from 1 March 2007. Mr. Neo Kim Teck replaced Mr. Bradley William Corson as Mr. Tan Puay Chiang’s alternate on the Board with effect from 1 June 2007.

As at 30 June 2007 the composition of the Board of CLP Holdings was as follows:

Non-executive Directors	Independent Non-executive Directors	Executive Directors

The Hon. Sir Michael Kadoorie	The Hon. Sir S. Y. Chung	Mr. Andrew Brandler
Mr. W. E. Mocatta	Dr. William K. Fung	Mr. Peter P. W. Tse
Mr. J. S. Dickson Leach	Mr. V. F. Moore	Mr. Peter W. Greenwood
Mr. R. J. McAulay	Mr. Hansen C. H. Loh
Mr. J. A. H. Leigh	Mr. Paul M. L. Kan
Mr. R. Bischof	Professor Judy Tsui
Mr. I. D. Boyce	Sir Rod Eddington
Mr. P. C. Tan	Mr. Peter T. C. Lee
Mr. Jason Whittle
Dr. Y. B. Lee

Directors’ biographies are set out on CLP’s website.

The composition of Board Committees remains the same as set out in the Corporate Governance Report (pages 110-112), save that Sir Rod Eddington stepped down from the Social, Environmental & Ethics Committee and was appointed a Member of the Human Resources & Remuneration Committee with effect from 15 May 2007; Mr. Peter T. C. Lee was appointed a Member of the Social, Environmental & Ethics Committee on 15 May 2007; and Mr. Peter W. Greenwood was appointed a Member of the Finance & General Committee and the Social, Environmental & Ethics Committee with effect from 1 March 2007.

As reported in the Remuneration Report on pages 119 and 120 of the Company’s 2006 Annual Report, Management completed a review of the level of fees payable to Non-executive Directors for 2007-2010, following the same methodology used in the 2004 Review. The result of the application of the established methodology, including the benchmarking exercise, has led Management, with the endorsement by the Human Resources & Remuneration Committee, to propose a significant, but justifiable, increase in the remuneration of the Company’s Non-executive Directors. Following overwhelming approval from shareholders at the Company’s Annual General Meeting held on 24 April 2007, the remuneration payable to the Non-executive Directors including Independent Non-executive Directors who serve on the Board and Board Committees of the Company have been revised to the levels as shown in the following table for each financial year until the Company in General Meeting otherwise determines. Such revised remuneration has taken effect from 25 April 2007 and will be payable to Directors on a pro rata basis for the financial year ending 31 December 2007.

HK$
Board
Chairman	430,000
Vice Chairman	340,000
Non-executive Director	310,000

Nomination Committee
Chairman	14,000
Member	10,000

Audit Committee
Chairman	220,000
Member	160,000

Finance & General Committee
Chairman	215,000
Member	155,000

Human Resources & Remuneration Committee
Chairman	40,000
Member	30,000

Regulatory Affairs Committee
Chairman	20,000
Member	15,000

Provident & Retirement Fund Committee
Chairman	14,000
Member	10,000

Social, Environmental & Ethics Committee
Chairman	45,000
Member	35,000

China Committee
Chairman	60,000
Member	45,000

In respect of the year ended 31 December 2006, the Board considered CLP’s internal control system effective and adequate. During the six months ended 30 June 2007, no significant areas of concern which might affect shareholders were identified. Details of the standards, processes and effectiveness of CLP’s internal control system were set out in the Corporate Governance Report on pages 114 to 117 of the Company’s 2006 Annual Report.

During the six months ended 30 June 2007 the Company met the Code Provisions set out in the Stock Exchange Code contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Listing Rules).

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and the unaudited condensed consolidated financial statements for the six months ended 30 June 2007. All of the Audit Committee members are appointed from the Independent Non-executive Directors, with the Chairman and one member having appropriate professional qualifications and experience in financial matters.

At the Company’s Annual General Meeting held on 24 April 2007, shareholders approved the re-appointment of PricewaterhouseCoopers as the Company’s External Auditors for the financial year ended 31 December 2007. Pursuant to the requirement of U.S. securities legislation to which the Company is subject, the lead audit partner of the Company’s External Auditors, after having served the Company’s statutory audits in that capacity since 2001, has retired after the year ended 31 December 2006 and has been replaced by a partner who has not had any previous involvement in the CLP Group audit.

Interests in CLP Holdings’ Securities

Since 1989, the Company has adopted its own Code for Securities Transactions by Directors (CLP Securities Code), which is largely based on the Model Code set out in Appendix 10 of the Listing Rules. The CLP Securities Code also applies to Senior Management (comprising the three Executive Directors, Group Director - Managing Director Hong Kong, Group Director - Managing Director Australia, Managing Director - China, Managing Director - India, Chief Executive Officer - OneEnergy Limited, Group Director - Operations and Group Director - Corporate Finance and Development, whose biographies are set out on CLP’s website) and other “Specified Individuals” such as senior managers in the CLP Group. The CLP Securities Code has been updated from time to time to reflect new regulatory requirements as well as CLP Holdings’ strengthened regime of disclosure of interests in its securities.

The current CLP Securities Code is on terms no less exacting than the required standard set out in the Model Code.

All Directors and Senior Management have confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code and CLP Securities Code throughout the period from 1 January to 30 June 2007.

Save for the shareholdings disclosed below by the three Executive Directors and the 600 shares held by Group Director - Operations, the other Senior Management did not have any interests in CLP Holdings’ securities as at 30 June 2007.

Interests of Directors and Chief Executive Officer

The interests/short positions of each of the Directors and Chief Executive Officer in the shares, underlying shares and debentures of the Company or any of the Company’s associated corporations (within the meaning of the Securities and Futures Ordinance) as at 30 June 2007, as recorded in the register required to be kept under Section 352 of Part XV of the Securities and Futures Ordinance, are set out in the table and explanatory notes below:

1.	Aggregate long position in the shares, underlying shares and debentures of the Company and its associated corporations

The interests of Directors and Chief Executive Officer in the shares of the Company (other than pursuant to equity derivatives such as share options, warrants to subscribe or convertible bonds) as at 30 June 2007 were as follows:

Directors	Capacity	Total Interests in Number of Ordinary Shares of the Company	% of the Issued Share Capital of the Company

The Hon. Sir Michael Kadoorie	Note (a)	475,381,026	19.73972

Mr. W. E. Mocatta	Founder of a discretionary trust	250,000	0.01038

Mr. J. S. Dickson Leach	Founder of a discretionary trust Note (b)	3,436	0.00014

Mr. R. J. McAulay	Note (c)	439,800,565	18.26228

The Hon. Sir S. Y. Chung	Beneficial owner	393,789	0.01635

Dr. William K. Fung	Beneficial owner	120,000	0.00498

Mr. J. A. H. Leigh	Note (d)	402,035,991	16.69414

Mr. R. Bischof	Beneficial owner	50,000	0.00208

Mr. P. C. Tan	Interests held jointly with spouse	5,000	0.00021

Mr. Andrew Brandler (Chief Executive Officer)	Note (e)	10,600	0.00044

Mr. Peter P. W. Tse	Note (f)	20,600	0.00086

Dr. Y. B. Lee	Note (g)	15,806	0.00066

Mr. Jason Whittle	Note (h)	238,409,771	9.89973

Mr. Peter W. Greenwood	Beneficial Owner	600	0.00002

Notes:

(a)	The Hon. Sir Michael Kadoorie was deemed (by virtue of the Securities and Futures Ordinance) to be interested in 475,381,026 shares in the Company. These shares were held in the following capacity:

i)	1,243 shares were held by his spouse, Lady Kadoorie in a personal capacity.
ii)	236,335,571 shares were ultimately held by discretionary trusts, of which The Hon. Sir Michael Kadoorie is one of the beneficiaries and/or discretionary objects.
iii)	239,044,212 shares were ultimately held by discretionary trusts, of which The Hon. Sir Michael Kadoorie is one of the beneficiaries and the founder.

For the purpose of the Securities and Futures Ordinance, the spouse of The Hon. Sir Michael Kadoorie was taken to have a discloseable duty in Hong Kong in relation to the shares referred to in (ii) and (iii) above. The spouse of The Hon. Sir Michael Kadoorie was therefore deemed to be interested in 475,381,026 shares in the Company representing approximately 19.74% of the issued share capital of the Company, of which 1,243 shares were held by her in a personal capacity and 236,335,571 and 239,044,212 shares were attributed to her pursuant to the Securities and Futures Ordinance for disclosure purposes. Nevertheless, she has no interest, legal or beneficial, in these 236,335,571 and 239,044,212 shares attributed to her for disclosure purposes.

(b)	According to the register of directors’ and chief executives’ interests and short position required to be kept under Section 352 of Part XV of the Securities and Futures Ordinance, Mr. J. S. Dickson Leach is the beneficial owner of 3,436 ordinary shares of the Company. The Company was notified by Mr. J. S. Dickson Leach that the capacity of his interest had been changed from Beneficial Owner to Founder of a Discretionary Trust.

(c)	Mr. R. J. McAulay was deemed (by virtue of the Securities and Futures Ordinance) to be interested in 439,800,565 shares in the Company. These shares were held in the following capacity:

i)	13,141 shares were held in a personal capacity.
ii)	236,335,571 shares were ultimately held by discretionary trusts, of which Mr. R. J. McAulay is one of the discretionary objects.
iii)	203,451,853 shares were ultimately held by a discretionary trust, of which Muriel, Lady Kadoorie, mother-in-law of Mr. R. J. McAulay, is the founder and a beneficiary and Mr. R. J. McAulay, his wife and members of his family are discretionary objects.

(d)	Mr. J. A. H. Leigh, in his capacity as one of the trustees of a trust was deemed to be interested in 401,993,991 shares which formed part of the 236,335,571 and 203,451,853 shares referred to in (c) above. 42,000 shares were held by Mr. J. A. H. Leigh in a beneficial owner capacity.

(e)	600 shares were held in a personal capacity and 10,000 shares were held in a beneficial owner capacity.

(f)	600 shares were held in a personal capacity and 20,000 shares were held in a beneficial owner capacity.

(g)	600 shares were held in a personal capacity and 15,206 shares were held jointly with spouse.

(h)	Mr. Jason Whittle was deemed (by virtue of the Securities and Futures Ordinance) to be interested in 238,409,771 shares in the Company. These shares were held in the following capacity:

i)	600 shares were held in a personal capacity.
ii)	236,335,571 shares were ultimately held by discretionary trusts, of which Mr. Jason Whittle is one of the discretionary objects.
iii)	2,073,600 shares were ultimately held by a discretionary trust, of which Mr. Jason Whittle is one of the discretionary objects.

Messrs. I. D. Boyce, V. F. Moore, Hansen C. H. Loh, Paul M. L. Kan and Peter T. C. Lee, Professor Judy Tsui and Sir Rod Eddington who are Directors of the Company, and Mr. Neo Kim Teck who is an Alternate Director have each confirmed that they had no interests in the shares of the Company or any of its associated corporations as at 30 June 2007.

None of the Directors or the Chief Executive Officer had interests in debentures, under equity derivatives or in underlying shares of the Company and its associated corporations as at 30 June 2007.

2.	Aggregate short position in the shares, underlying shares and debentures of the Company and its associated corporations

None of the Directors or the Chief Executive Officer had short positions in respect of shares, debentures, under equity derivatives or interests in underlying shares of the Company and its associated corporations as at 30 June 2007.

At no time during the period was the Company, its subsidiaries or its associated companies a party to any arrangement to enable the Directors and the Chief Executive Officer of the Company (including their spouse and children under 18 years of age) to acquire benefits by an acquisition of shares or underlying shares in, or debentures of, the Company or its associated corporations.

Interests of Substantial Shareholders

The interests/short positions of substantial shareholders in the shares and underlying shares of the Company as at 30 June 2007, as recorded in the register required to be kept under Section 336 of Part XV of the Securities and Futures Ordinance, are set out in the table and explanatory notes below:

1.	Aggregate long position in the shares and underlying shares of the Company

The Company had been notified of the following substantial shareholders’ interests in the shares (other than pursuant to equity derivatives such as share options, warrants to subscribe or convertible bonds) as at 30 June 2007.

Substantial Shareholders	Capacity	Total Interests in Number of Ordinary Shares of the Company	% of the Issued Share Capital of the Company

Acorn Holdings Corporation	Beneficiary	236,335,571 Note (a)	9.81

Bermuda Trust Company Limited	Trustee/Interests of controlled corporations	678,831,636 Note (a)	28.19

Bermuda Trust (Cayman) Limited	Trustee/Interests of controlled corporations	399,920,391 Note (b)	16.61

HWR Trustees Limited (now known as Harneys Trustees Limited)	Interests of controlled corporations	240,482,771 Note (a)	9.99

Lakshmi Company Limited	Beneficiary	196,468,538 Note (a)	8.16

Merlin Investments Limited	Beneficiary	196,468,538 Note (a)	8.16

Mikado Holding Inc.	Trustee	239,044,212 Note (a)	9.93

Mikado Investments Limited	Interest of controlled corporation/Beneficiary of trusts	239,044,212 Note (a)	9.93

Muriel, Lady Kadoorie	Founder and Beneficiary	203,451,853 Note (b)	8.45

New Boron Holding Corporation	Trustee	200,615,738 Note (a)	8.33

Oak CLP Limited	Beneficiary	196,554,172 Note (b)	8.16

Oak (Unit Trust) Holdings Limited	Trustee	196,554,172 Notes (a) & (b)	8.16

Substantial Shareholders	Capacity	Total Interests in Number of Ordinary Shares of the Company	% of the Issued Share Capital of the Company

Mr. R. Parsons	Trustee	401,993,991 Note (c)	16.69

The Hon. Sir Michael Kadoorie	Note (d)	475,381,026 Note (d)	19.74

Mr. R. J. McAulay	Note (e)	439,800,565 Note (e)	18.26

Mr. Jason Whittle	Note (f)	238,409,771 Note (f)	9.90

Guardian Limited	Beneficiary/Interests in controlled corporations	401,993,991 Note (c)	16.69

The Mikado Private Trust Company Limited	Trustee/Interests in controlled corporations	475,379,783 Note (a)	19.74

Mr. J. A. H. Leigh	Note (c)	402,035,991 Note (c)	16.69

Goshawk Investments Limited (now known as Merlin Investments No. 2 Limited)	Beneficiary	198,542,138 Note (a)	8.24

Lawrencium Mikado Holdings Limited	Beneficiary	239,044,212 Note (a)	9.93

The Magna Foundation	Beneficiary	239,044,212 Note (a)	9.93

Lawrencium Holdings Limited	Beneficiary	236,335,571 Note (a)	9.81

Notes:

(a)

The interests of Bermuda Trust Company Limited in the shares of the Company include the interests in the Company held by Acorn Holdings Corporation, Goshawk Investments Limited (now known as Merlin Investments No. 2 Limited), Lawrencium Holdings Limited, Lawrencium Mikado Holdings Limited, The Magna Foundation, The Mikado Private Trust Company Limited, Mikado Holding Inc., Mikado Investments Limited, Oak (Unit Trust) Holdings Limited, Lakshmi Company Limited and Merlin Investments Limited and also the majority of Mr. J. A. H. Leigh’s deemed interests.

The interests of Bermuda Trust Company Limited in the shares of the Company also include the shares held by discretionary trusts of which The Hon. Sir Michael Kadoorie and/or Mr. R. J. McAulay and/or Mr. Jason Whittle are among the discretionary objects as disclosed in “Interests of Directors and Chief Executive Officer”.

Bermuda Trust Company Limited was deemed to be interested in the shares in which Acorn Holdings Corporation, Mikado Holding Inc., Mikado Investments Limited, Oak (Unit Trust) Holdings Limited, Lakshmi Company Limited and Merlin Investments Limited were interested, either in the capacity as trustee or by virtue of having direct or indirect control over such companies.

Bermuda Trust (Cayman) Limited controlled Lakshmi Company Limited and Merlin Investments Limited and was therefore deemed to be interested in the shares in which Lakshmi Company Limited and Merlin Investments Limited were interested. The Company has been advised that Lakshmi Company Limited, Merlin Investments Limited, Acorn Holdings Corporation and Lawrencium Holdings Limited were deemed to be interested in the same 196,468,538 shares in which New Boron Holding Corporation was deemed to be interested.

Bermuda Trust Company Limited controlled Acorn Holdings Corporation and was therefore deemed to be interested in the shares in which such company was deemed interested. In addition, Bermuda Trust Company Limited was deemed interested in 39,867,033 shares through other controlled corporations controlled by it.

The Mikado Private Trust Company Limited controlled Lawrencium Holdings Limited, Lawrencium Mikado Holdings Limited and another company and was therefore deemed to be interested in the shares in which such companies were deemed to be interested.

In addition, the Company was notified by Oak (Unit Trust) Holdings Limited that it was interested in 196,554,172 shares as at 26 August 2003. However, Bermuda Trust Company Limited indicated in its latest disclosure form that as at 24 June 2005, it was interested in, inter alia, 203,451,853 shares through its wholly-owned subsidiary, Oak (Unit Trust) Holdings Limited. Therefore, Oak (Unit Trust) Holdings Limited was interested in the same 203,451,853 shares as at 24 June 2005 but was not itself under a duty to notify the Company of the change under the Securities and Futures Ordinance.

(b)

The interests of Bermuda Trust (Cayman) Limited in the shares of the Company include the interests in the Company in which Oak CLP Limited, Oak (Unit Trust) Holdings Limited and Muriel, Lady Kadoorie were deemed to be interested.

The interests of Muriel, Lady Kadoorie in 203,451,853 shares of the Company include shares in which Mr. R. J. McAulay and Mr. R. Parsons were deemed to be interested.

Bermuda Trust (Cayman) Limited was also interested in the 203,451,853 shares by virtue of its capacity as trustee of a trust of which Muriel, Lady Kadoorie is the founder and a beneficiary and Mr. R. J. McAulay is one of the discretionary objects. Bermuda Trust (Cayman) Limited, in its capacity as trustee of a discretionary trust, controlled Oak CLP Limited and was therefore deemed to be interested in the shares in which Oak CLP Limited was interested. The Company was notified by Oak CLP Limited that it was interested in 196,554,172 shares as at 26 August 2003. However, Bermuda Trust (Cayman) Limited indicated in its latest disclosure form that as at 5 February 2004, it was interested in 203,451,853 shares through its wholly-owned subsidiary, Oak CLP Limited. Therefore, Oak CLP Limited was interested in the same 203,451,853 shares as at 5 February 2004 but was not itself under a duty to notify the Company of the change under the Securities and Futures Ordinance.

(c)

Mr. R. Parsons and Mr. J. A. H. Leigh, in their capacities as trustees of a trust, jointly controlled Guardian Limited and therefore were deemed to be interested in the shares in which Guardian Limited was deemed to be interested. Accordingly, the 401,993,991 shares in which Guardian Limited was interested is duplicated within the interests attributed to each of Mr. J. A. H. Leigh and Mr. R. Parsons.

Mr. J. A. H. Leigh also held 42,000 shares in a beneficial owner capacity.

(d)	The aggregate long position in the shares of the Company of The Hon. Sir Michael Kadoorie is listed below:

Interests in the Ordinary Shares of the Company

Number	Capacity
1,243 475,379,783 475,379,783	Interest of spouse Founder of discretionary trusts Discretionary object or beneficiary of various discretionary trusts

The interests of The Hon. Sir Michael Kadoorie as a founder and a beneficiary or discretionary object of various discretionary trusts are duplicated between each other. His interests, apart from the interest of his spouse, are also duplicated by the interests in the Company held by Bermuda Trust Company Limited and certain discretionary trusts of which Mr. R. J. McAulay and Mr. Jason Whittle are among the discretionary objects or beneficiaries as disclosed in Notes (e) and (f) below.

For the purpose of the Securities and Futures Ordinance, the spouse of The Hon. Sir Michael Kadoorie was taken to have a discloseable duty in Hong Kong in relation to the 475,379,783 shares referred to above. The spouse of The Hon. Sir Michael Kadoorie was therefore deemed to be interested in 475,381,026 shares in the Company representing approximately 19.74% of the issued share capital of the Company, of which 1,243 shares were held by her in a personal capacity and 475,379,783 shares were attributed to her pursuant to the Securities and Futures Ordinance for disclosure purposes. Nevertheless, she has no interest, legal or beneficial, in these 475,379,783 shares attributed to her for disclosure purposes.

(e)	See Note (c) under “Interests of Directors and Chief Executive Officer”.

(f)	See Note (h) under “Interests of Directors and Chief Executive Officer”.

2.	Aggregate short position in the shares and underlying shares of the Company

As at 30 June 2007, the Company had not been notified of any short positions being held by any substantial shareholder in the shares or underlying shares of the Company.

Interests of Any Other Persons

As at 30 June 2007, the Company had not been notified of any persons other than the substantial shareholders who had interests or short positions in the shares or underlying shares of the Company, which are required to be recorded in the register required to be kept under Section 336 of Part XV of the Securities and Futures Ordinance.

Purchase, Sale or Redemption of the Company’s Listed Shares

There was no purchase, sale or redemption of the Company’s listed shares by the Company or any of its subsidiaries during the six months ended 30 June 2007.

Information for our Investors

Financial Diary

Announcement of interim results	16 August 2007
Interim report posted to Shareholders	31 August 2007
Last day to register for second interim dividend	5 September 2007
Book close day	6 September 2007
Payment of second interim dividend	14 September 2007
Financial year end	31 December 2007

Interim Report

Printed in English and Chinese languages, available on our website at www.clpgroup.com on 23 August 2007 and posted to Shareholders on 31 August 2007.

Those Shareholders who (a) received our 2007 Interim Report electronically and would like to receive a printed copy or vice versa; or (b) received our 2007 Interim Report in either English or Chinese language version only and would like to receive a printed copy of the other language version or to receive printed copies of both language versions in future, are requested to write to the Company Secretary or the Company’s Registrars.

Shareholders may at any time change their choice of the language or means of receipt of the Company’s corporate communications free of charge by notice in writing to the Company Secretary or the Company’s Registrars.

Company’s Registrars

Computershare Hong Kong Investor Services Limited

Address:	46/F., Hopewell Centre, 183 Queen’s Road East, Hong Kong
Tel:	(852) 2862 8628
Fax:	(852) 2865 0990
E-mail:	hkinfo@computershare.com.hk

Share Listing

CLP Holdings shares are listed on the Stock Exchange of Hong Kong and are traded over the counter in the United States in the form of American Depositary Receipts.

Our Stock Code

The Stock Exchange of Hong Kong:	002
Bloomberg:	2 HK
Reuters:	0002.HK
Ticker Symbol for ADR Code:	CLPHY
CUSIP Reference Number:	18946Q101

Our Contact Details

Address:	147 Argyle Street, Kowloon, Hong Kong
Tel:	Shareholders’ hotline	(852) 2678 8228
	Investor Relations Manager	(852) 2678 8322
Fax:	Company Secretary	(852) 2678 8390
	Investor Relations Manager	(852) 2678 8530
E-mail:	Company Secretary	cosec@clp.com.hk
	Investor Relations Manager	IR_Dept@clp.com.hk

Making Good our Promises – in 2004 we committed ourselves to a target of 5% of our generating capacity coming from renewable energy sources by 2010. And this target is backed up by a programme of education and information such as our ‘New Power for Renewable Energy’ campaign launched in August 2007.

This Interim Report is printed on environmentally friendly paper.

New Power
For Renewable Energy

CLP believes that a sustainable future begins with sustainable energy. We pledge that, by 2010, 5% of our electricity generated in Asia Pacific will come from renewables sources.

An investment in tomorrow's leaders is an investment in our future; and CLP is dedicated to inspiring young talent to develop renewable energy sources for generations to come.

Inspire a new generation

- **The Young Power Programme** brings a whole new experience of the world of renewable energy to students of 10 schools this year.
- **Energy Innovation Fund** has provided HK$4 million to 43 local projects, enhancing the community's knowledge of alternative energy and energy efficiency.
- **Sustainable Energy Curriculum** provides unique, interactive in-class training to thousands of students in 200 schools in Hong Kong.

Pioneers
in Renewables Success

In June 2005, a group of young and dynamic engineering professionals established CLP Renewables to realise CLP's vision of generating clean power from wind, hydro, and biomass sources throughout the Asia Pacific region.

CLP Renewables has earned recognition for its remarkable achievements. 2006 "Corporate Developer of the Year" in the Euromoney and Ernst & Young Global Renewable Energy Awards is amongst the accolades received.

Get To Know
And become involved in Renewables

Click to CLP's Renewable Energy website (www.clpgroup.com/RE) and engage in this new industry and win some prizes too.

CLP 中電 中電

Exhibit 2

2007 Interim Report

We enclose CLP Holdings 2007 Interim Report, the English and Chinese versions of which are available in printed form and on the Company’s website at www.clpgroup.com as well as on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.

The purpose of this letter is to ascertain your choice of language and means of receipt of CLP Holdings’ corporate communications(Note).

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Listing Rules), the Company is permitted to deliver its corporate communications to Shareholders either in English and/or Chinese language(s) in printed form or through our website.

Attachment A asks whether, in the future, you wish to receive CLP Holdings’ corporate communications:

•	in printed form; or
•	by electronic means, through our website,

and, if in printed form, whether you wish to receive:

•	the English version only;
•	the Chinese version only; or
•	both the English and Chinese versions.

If you choose electronic means, we will send you an e-mail notification of the publication of the relevant documents on the Company’s website on the day each corporate communication is sent to Shareholders.

Please complete Attachment A and return it to CLP Holdings’ Registrars, Computershare Hong Kong Investor Services Limited in the provided prepaid reply envelope on or before 20 September 2007. If we do not receive your reply by then, we will send the printed Chinese version of future corporate communications to Shareholders with Chinese surnames using Hong Kong addresses, and the printed English version to overseas Shareholders, corporate Shareholders and other Shareholders.

You may change your choice of language and means of receipt at any time, free of charge, by written notice to the Company.

If you have any query relating to the above matter, please call the Company’s hotline on 2678 8228 from 9 a.m. to 5 p.m. (Monday to Friday).

Yours faithfully,

/ s / April Chan

April Chan

Company Secretary

Encl.

Note:	Corporate communications refer to Interim/Annual Reports, notices, documents, or other publications of CLP Holdings (including any “corporate communication” as defined in the Listing Rules).

Attachment A

Please complete, sign and return this notification form in the provided prepaid envelope to

CLP Holdings’ Registrars, Computershare Hong Kong Investor Services Limited.

NOTIFICATION FORM

To:	Computershare Hong Kong Investor Services Limited

    Rooms 1806-7, 18th Floor, Hopewell Centre

    183 Queen’s Road East, Wanchai, Hong Kong

I/We would like to receive CLP Holdings’ future corporate communications:

(Please “Ö“ only one box.)

☐	in printed form in English only; or
☐	in printed form in Chinese only; or
☐	in printed form in both English and Chinese; or
☐	by electronic means through CLP Holdings’ website (www.clpgroup.com) instead of in printed form.

My/Our e-mail address:
(for notification of release of corporate communications)

Signature(s):	Date:

Name(s) of Shareholder(s) in English	Name(s) of Shareholder(s) in Chinese
(Please use BLOCK LETTERS)

Contact Telephone Number

Notes:	1.	Corporate communications include Interim/Annual Reports, notices, documents, or other publications of CLP Holdings (including any “corporate communication” as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited).

	2.	If we do not receive this notification form on or before 20 September 2007, future corporate communications will be sent out in accordance with the contents of our letter dated 31 August 2007.

	3.	Please note that both printed English and Chinese versions of all the Company’s corporate communications which we have sent to our Shareholders in the past 12 months are available from the Company or its Registrars on request. They are also available on the Company’s website (www.clpgroup.com) for five years from the date of first publication.